03004222

JAN 17 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

---

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

# FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**
**BY ELECTRONIC FILERS**

CWABS, INC. ASSET BACKed CERTICATES SER 2002-5
(Exact Name of Registrant as Specified in Charter)

0001211678
(Registrant CIK Number)

Form 8-K for January 17, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-101101-01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

**SIGNATURES**

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this January 17, 2003.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-5

# ABS New Transaction

## Computational Materials

***$648,000,000***
***(Approximate)***

**CWABS, Inc.**
Depositor

***ASSET-BACKED CERTIFICATES,***
***SERIES 2002-5***

**Countrywide**
**HOME LOANS**
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

*Preliminary Term Sheet* *Date Prepared: September 20, 2002*

## $648,000,000 (APPROXIMATE)
## CWABS ASSET-BACKED CERTIFICATES, SERIES 2002-5

| Class(1)(2) | Principal Amount ($)(3) | WAL (Years) Call/Mat (4) | Payment Window (Mos) Call/Mat(4) | Rating Agencies (S&P / Moody's) | Last Scheduled Distribution | Certificate Type |
|---|---|---|---|---|---|---|
| AV-1(6) | $243,040,000 | | Not Offered | | | Floating Rate Senior |
| AV-2(6) | $160,580,000 | 2.39 / 2.56 | 1-92 / 1-183 | AAA / Aaa | April 25, 2033 | Floating Rate Senior |
| MV-1(6) | $30,690,000 | 4.97 / 5.39 | 39-92 / 39-157 | AA / Aa2 | March 25, 2033 | Floating Rate Mezzanine |
| MV-2(6) | $16,508,000 | 4.92 / 5.26 | 38-92 / 38-138 | A / A2 | February 25, 2033 | Floating Rate Mezzanine |
| BV(6) | $14,182,000 | 4.90 / 5.11 | 37-92 / 37-122 | BBB / Baa2 | December 25, 2032 | Floating Rate Subordinate |
| AF-1(7) | $69,948,000 | 1.00 / 1.00 | 1-23 / 1-23 | AAA / Aaa | May 25, 2022 | Floating Rate Sequential |
| AF-2(7) | $5,378,000 | 2.00 / 2.00 | 23-25 / 23-25 | AAA / Aaa | April 25, 2023 | Fixed Rate Sequential |
| AF-3(7) | $42,174,000 | 3.00 / 3.00 | 25-54 / 25-54 | AAA / Aaa | May 25, 2030 | Fixed Rate Sequential |
| AF-4(7) | $9,093,000 | 5.00 / 5.00 | 54-68 / 54-68 | AAA / Aaa | June 25, 2031 | Fixed Rate Sequential |
| AF-5(7) | $17,520,000 | 7.21 / 10.00 | 68-92 / 68-222 | AAA / Aaa | May 25, 2033 | Fixed Rate Sequential |
| AF-6(7) | $18,300,000 | 6.31 / 6.65 | 37-92 / 37-220 | AAA / Aaa | March 25, 2033 | Fixed Rate Lockout |
| MF-1(7) | $8,693,000 | 5.52 / 6.28 | 37-92 / 37-174 | AA / Aa2 | March 25, 2033 | Fixed Rate Mezzanine |
| MF-2(7) | $6,863,000 | 5.52 / 6.20 | 37-92 / 37-158 | A / A2 | January 25, 2033 | Fixed Rate Mezzanine |
| BF(7) | $5,031,000 | 5.52 / 6.03 | 37-92 / 37-138 | BBB / Baa2 | October 25, 2032 | Fixed Rate Subordinate |
| Total: | $648,000,000 | | | | | |

(1) *The Class AV-1, Class AV-2, Class MV-1, Class MV-2, and BV Certificates are backed by the cash flow from the Group 1 Mortgage Loans. The Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, Class MF-1, Class MF-2 and Class BF Certificates are backed by the cash flow from the Group 2 Mortgage Loans.*

(2) *The Offered Certificates are priced to call. The margin on the Class AV-1 and Class AV-2 Certificates doubles and the margin on the Class MV-1, Class MV-2 and Class BV Certificates is equal to 1.5x the original margin, in each case, after the Clean-up Call date. The fixed rate coupon on the Class AF-5 and Class AF-6 Certificates increases by 0.50% after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *Rating Agency Contacts: Standard & Poor's, Karen Kostiw, (212) 438-2517; Moody's, Candice Nonas, (212) 553-4087.*

(6) *See "Group 1 Net Rate Cap" herein.*

(7) *See "Group 2 Net Rate Cap" herein.*

*Trust:* Asset-Backed Certificates, Series 2002-5.

*Depositor:* CWABS, Inc.

*Seller and Master Servicer:* Countrywide Home Loans, Inc. (***"Countrywide"***).

*Master Servicer:* Countrywide Home Loans Servicing LP.

*Underwriters:* Countrywide Securities Corporation (Lead Manager), Banc of America LLC (Co-Manager).

*Trustee/Custodian:* The Bank of New York, a New York banking corporation.

*Offered Certificates:* The ***"Group 1 Certificates"*** consist of Class AV-1 and Class AV-2 Certificates (the ***"Class AV Certificates"***) and the Class MV-1, Class MV-2 and Class BV Certificates. The ***"Group 2 Certificates"*** consist of the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates

| | |
|---|---|
| | (together, the ***"Class AF Certificates"***) and the Class MF-1, Class MF-2 and Class BF Certificates. The Group 1 and Group 2 Certificates are referred to herein as the ***"Offered Certificates."*** The Class AV and Class AF Certificates are sometimes referred to herein as the ***"Senior Certificates."*** |
| *Non-Offered Certificates:* | The ***"Non-Offered Certificates"*** consist of the Class N, Class X and Class R Certificates (collectively, the ***"Residual Certificates"***), which are not being offered publicly. |
| *Federal Tax Status:* | It is anticipated that the Offered Certificates represent ownership of REMIC regular interests for tax purposes. |
| *Registration:* | The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System. |
| *Statistical Pool Calculation Date:* | November 1, 2002. |
| *Cut-off Date:* | For each Mortgage Loan, the later of December 1, 2002, or the origination date of such Mortgage Loan. |
| *Expected Pricing Date:* | November 22, 2002. |
| *Expected Closing Date:* | December 30, 2002. |
| *Expected Settlement Date:* | December 30, 2002. |
| *Distribution Date:* | The 25th day of each month (or the next succeeding business day), commencing in January 2003. |
| *Accrued Interest:* | The price to be paid by investors for the Group 1 Certificates and Class AF-1 Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Group 2 Certificates (other than the Class AF-1 Certificates) will include accrued interest from December 1, 2001 up to, but not including, the Settlement Date (i.e., 29 days). |
| *Interest Accrual Period:* | The Interest Accrual Period for each Distribution Date with respect to the Group 1 Certificates and the Class AF-1 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Group 2 Certificates (other than the Class AF-1 Certificates) will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis). |
| *ERISA Eligibility:* | The Offered Certificates are expected to be ERISA eligible. |
| *SMMEA Eligibility:* | The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA. |
| *Optional Termination:* | The terms of the transaction allow for a ***"Clean-up Call"*** which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. |
| *Pricing Prepayment Speed:* | The Certificates were priced based on the following collateral prepayment assumptions: |

(a); with respect to the ARM Mortgage Loans, 30% CPR and (b) with respect to the Fixed Mortgage Loans, 23% HEP (i.e., prepayments start at 2.3% CPR in month one, and increase 2.3% each month until reaching 23% CPR in month ten, and then remaining at 23% CPR thereafter).

*Mortgage Loans:* The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans may be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Initial Pool"***). The characteristics of the Initial Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $648,022,031, of which: (a) approximately $464,815,664 consisted of a pool of fixed and adjustable rate Mortgage Loans (the ***"Group 1 Mortgage Loans"***) and (b) approximately $183,206,366 consisted of a pool of fixed rate Mortgage Loans (the ***"Group 2 Mortgage Loans"***). The Group 1 Mortgage Loans are comprised of (i) approximately $280,140,124 of conforming balance Mortgage Loans (the ***"Sub-Group 1-A Mortgage Loans"***) and (ii) approximately $184,675,541 of conforming and non-conforming balance Mortgage Loans (the ***"Sub-Group 1-B Mortgage Loans"***).

*Pass-Through Rate:* The ***"Pass-Through Rate"*** on each Class of Group 1 Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class and (b) the Group 1 Net Rate Cap.

The ***"Pass-Through Rate"*** on each Class of Group 2 Certificates (other than the Class AF-1 Certificates) will be equal to the lesser of (a) the fixed rate for such Class and (b) the Group 2 Net Rate Cap. The ***"Pass-Through Rate"*** on the Class AF-1 Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class and (b) the Group 2 Net Rate Cap.

*Adjusted Net Mortgage Rate:* The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of such Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the ***"Expense Fee Rate"***).

*Net Maximum Mortgage Rate:* The ***"Net Maximum Mortgage Rate"*** for each Group 1 Mortgage Loan is equal to the gross maximum mortgage rate, less the Expense Fee Rate.

*Group 1 Net Rate Cap:* The ***"Group 1 Net Rate Cap"*** will be a rate equal to the weighted average Net Mortgage Rate of the Group 1 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Group 2 Net Rate Cap:* The ***"Group 2 Net Rate Cap"*** is equal to the weighted average Net Mortgage Rate of the Group 2 Mortgage Loans.

*Net Rate Carryover:* For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the applicable Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Net Maximum Mortgage Rate) over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap, up to the Net Maximum Mortgage Rate). Net Rate Carryover will be paid to the extent available from Excess Cash flow relating to the applicable Loan Group as described under the heading "Group 1 Certificates Priority of Distributions" and "Group 2 Certificates Priority of Distributions" below and, as it relates to Group 1 Net Rate Carryover *only*, from proceeds received on the Cap Contract.

*Cap Contract:*

The Trust will include a one-month LIBOR cap contract for the benefit of the Group 1 Certificates (the ***"Cap Contract"***). On the Closing Date, the notional amount of the Cap Contract will equal approximately $171,000,000, and will thereafter amortize pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 6.25% per annum. Payments received on the Group 1 Cap Contract with respect to a Distribution Date will be available to pay the holders of the Group 1 Certificates any Net Rate Carryover on such Distribution Date, to the extent that such funds are available after payment of any outstanding Net Rate Carryover amounts to each more senior class of Certificates (for the purpose of allocating cap proceeds between the Class AV Certificates, such proceeds will be allocated pro rata based on the total amount of Net Rate Carryover allocable to each of the Class AV Certificates for such period). Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will not be available for payments on the Certificates thereafter.

*Credit Enhancement:*

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

| Class | S&P/ Moody's | Expected Credit Enhancement (at Issuance)* | Expected Credit Enhancement (Post Step-down) |
|---|---|---|---|
| Class AV | AAA/Aaa | 16.60% | 33.20% |
| MV-1 | AA/Aa2 | 10.00% | 20.00% |
| MV-2 | A/A2 | 6.45% | 12.90% |
| BV | BBB/Baa2 | 3.40% | 6.80% |
| Class AF | AAA/Aaa | 14.25% | 28.50% |
| MF-1 | AA/Aa2 | 9.50% | 19.00% |
| MF-2 | A/A2 | 5.75% | 11.50% |
| BF | BBB/Baa2 | 3.00% | 6.00% |

*Assumes that the o/c target related to each class is fully funded on the closing date.

1. Excess Cashflow: *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Group 1 Certificates Priority of Distributions" and "Group 2 Certificates Priority of Distributions," below.

2. Overcollateralization: The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the Group 1 or Group 2 Mortgage Loans to the payment of principal on the related Certificates, resulting in overcollateralization (***"O/C"***). By paying down the principal balance of the Certificates related to each Loan Group faster than the principal amortization of the related Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the related Mortgage Loans over the principal balance

of the related Certificates is created. Excess Cashflow from each Loan Group will be directed to build O/C on the related Certificates until the applicable Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Subordination. "***Subordination***" for each Class is equal to (a) the aggregate principal balance of all Classes subordinate to such Class divided by (b) the aggregate principal balance of the Mortgage Loans in the related loan group.

*Group 1 Overcollateralization Target:* Prior to the Group 1 Stepdown Date, 3.40% of the principal balance of the Group 1 Mortgage Loans as of the Closing Date (the "***Initial Group 1 Target***"). The O/C for the first Distribution Date will be zero.

On or after the Group 1 Stepdown Date, 6.80% of the principal balance of the Group 1 Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Group 1 Mortgage Loans as of the Closing Date.

Provided, however, that if a Trigger Event (as will be established by the rating agencies) has occurred on the related Distribution Date, the O/C target will be equal to the Initial Group 1 Target.

*Group 1 Stepdown Date:* The earlier to occur of:

(i) the later of (x) the Distribution Date in January 2006 or (y) the first Distribution Date on which the principal balance of the Class AV Certificates is less than or equal to 33.20% of the principal balance of the Group 1 Mortgage Loans for such Distribution Date; and
(ii) the Distribution Date on which the Class AV Certificates are reduced to zero

*Group 2 Overcollateralization Target:* Prior to the Group 2 Stepdown Date, 3.00% of the principal balance of the Group 2 Mortgage Loans as of the Closing Date (the "***Initial Group 2 Target***"). The O/C for the first Distribution Date will be zero.

On or after the Group 2 Stepdown Date, 6.00% of the principal balance of the Group 2 Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Group 2 Mortgage Loans as of the Closing Date.

Provided, however, that if a Trigger Event (as will be established by the rating agencies) has occurred on the related Distribution Date, the O/C target will be equal to the Initial Group 2 Target.

*Group 2 Stepdown Date:* The earlier to occur of:

(i) the later of (x) the Distribution Date in January 2006 or (y) the first Distribution Date on which the principal balance of the Class AF Certificates is less than or equal to 28.50% of the principal balance of the Group 2 Mortgage Loans for such Distribution Date; and
(ii) the Distribution date on which the Class AF Certificates are reduced to zero

*Realized Losses:* If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans in a Loan Group will be absorbed first by Excess Cashflow relating to such Loan Group and second by O/C relating to such Loan Group. Following the reduction of any applicable O/C to zero, all allocable Realized Losses will be applied in reverse sequential order, (a) in the case of the Group 1 Certificates, first to the Class BV Certificates, second to the Class MV-2 Certificates and lastly to the Class MV-1 Certificates, and (b) in the case of the Group 2 Certificates, first to the Class BF Certificates, second to the Class MF-2 Certificates and lastly to the Class MF-1 Certificates.

*Group 1 Priority of Distributions:*

Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) from interest funds related to Sub-Group 1-A Mortgage Loans and Sub-Group 1-B Mortgage Loans, respectively (except when the Group 1 interest rate is determined by the Group 1 Net WAC Cap), concurrently to the Class AV-1 and Class AV-2 Certificates, respectively, then (b) from interest funds related to all of the Group 1 Mortgage Loans, sequentially, to the Class MV-1, Class MV-2 and Class BV Certificates;
2) Principal funds, sequentially, as follows: (a) from principal funds related to Sub-Group 1-A Mortgage Loans and Sub-Group 1-B Mortgage Loans, respectively, concurrently to the Class AV-1 and Class AV-2 Certificates, then (b) from principal funds related to all of the Mortgage Loans, sequentially, to the Class MV-1, Class MV-2 and Class BV Certificates, each as described under "Group 1 Principal Paydown" below;
3) Group 1 Excess Cashflow as follows: as principal to the Group 1 Certificates to build Group 1 O/C and subordination as described under "Group 1 Overcollateralization Target" and "Group 1 Principal Paydown," respectively (provided, however, that interest related to Sub-Group 1-B Mortgage Loans will only be applied to principal of the Class AV-1 Certificates in respect of Realized Losses);
4) Any remaining Group 1 Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates;
5) Any remaining Group 1 Excess Cashflow to pay any unpaid realized loss amounts sequentially to the Class MV-1, Class MV-2 and Class BV Certificates;
6) To the Residual Certificate, any remaining amount.

** Under certain delinquency, prepayment and loss scenarios (as described in the prospectus supplement), principal or interest from an unrelated Sub-Group may be used to pay the Senior Certificates related to the other Sub-Group.*

*Group 1 Principal Paydown:*

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) has occurred (and is continuing) on any Distribution Date, 100% of the available principal funds related to the Group 1 Mortgage Loans will be paid to each Class AV Certificates from principal collections related to each Sub-Group, provided, however, that if the Class AV Certificates have been retired, such amounts will be applied sequentially to the Class MV-1, Class MV-2 and the Class BV Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event has occurred (and is continuing), one Class of the AV Certificates are retired prior to the other, 100% the principal collections of the Group 1 Mortgage Loans will be paid to the still outstanding Class of AV Certificates until they are retired. Generally, the Class AV-1 Certificates will only receive principal related to the Sub-Group 1-A Mortgage Loans, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Sub-Group 1-B Mortgage Loans may be used to pay the Class AV-1 Certificates.

On or after the Stepdown Date and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Group 1 Certificates will be entitled to receive payments of principal of the Group 1 Mortgage Loans in the following order of priority: first to the Class AV Certificates from the related

Sub-Group such that the Class AV Certificates will have 33.20% Subordination, second to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 20.00% Subordination, third to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 12.90% Subordination and fourth to the Class BV Certificates, such that the Class BV Certificates will have 6.80% Subordination.

*Group 2 Priority of Distributions:* Available funds from the Group 2 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) concurrently, to the Class AF Certificates, then (b) sequentially, to the Class MF-1, Class MF-2 and Class BF Certificates;
2) Principal funds, sequentially, to (a) the Class AF Certificates and (b) the Class MF-1, Class MF-2 and Class BF Certificates, as described under "Class AF Principal Distribution" and "Group 2 Principal Paydown," below;
3) Group 2 Excess Cashflow as follows: as principal to the Group 2 Certificates to build Group 2 O/C and subordination as described under "Group 2 Overcollateralization Target" and "Group 2 Principal Paydown," respectively;
4) Any remaining Group 2 Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates.
5) Any remaining Group 2 Excess Cashflow to pay any unpaid realized loss amounts sequentially to the Class MF-1, Class MF-2 and Class BF Certificates.
6) To the Residual Certificate, any remaining amount.

*Group 2 Principal Paydown:* Prior to the Stepdown Date, or if a Trigger Event has occurred (or is continuing) on such Distribution Date, 100% of principal will be paid to the Class AF Certificates (as described under "Class AF Principal Distribution" below), provided, however if the Class AF Certificates have been retired, principal will be applied sequentially in the following order of priority: (a) the Class MF-1 Certificates, (b) the Class MF-2 Certificates and (c) the Class BF Certificates.

On or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: first to the Class AF Certificates (as described under "Class AF Principal Distribution" below) such that the Class AF Certificates will have 28.50% Subordination, second to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 19.00% Subordination, third to the Class MF-2 Certificates such that the Class MF-2 Certificates will have 11.50% Subordination and last to the Class BF Certificates such that the Class BF Certificates will have 6.00% Subordination.

*Class AF Principal Distribution:* Principal will be distributed to the Class AF Certificates in the following order of priority:

1. To the Class AF-6 Certificate, the Lockout Percentage of their pro rata share of principal as described below:

| Month | Lockout Percentage |
|---|---|
| 1 – 36 | 0% |
| 37 – 60 | 45% |
| 61 – 72 | 80% |
| 73 – 84 | 100% |
| 85 and thereafter | 300% |

***Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.***

2. Sequentially to the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates until their respective principal balances are reduced to zero.

[Yield and Discount Margin Tables, Available Funds Schedules and Collateral Tables to Follow]

## Discount Margin Tables (%)

Class AV-2 (To Call)

Margin 0.43%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 43.000 | 43.000 | 43.000 | 43.000 | 43.000 |
| WAL (yr) | 17.78 | 3.05 | 2.39 | 1.35 | 0.89 |
| MDUR (yr) | 14.69 | 2.91 | 2.31 | 1.33 | 0.88 |
| First Prin Pay | Jan03 | Jan03 | Jan03 | Jan03 | Jan03 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | May05 |

Class AV-2 (To Maturity)

Margin 0.43%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 43.075 | 45.307 | 45.393 | 45.669 | 43.000 |
| WAL (yr) | 17.82 | 3.26 | 2.56 | 1.44 | 0.89 |
| MDUR (yr) | 14.71 | 3.08 | 2.45 | 1.41 | 0.88 |
| First Prin Pay | Jan03 | Jan03 | Jan03 | Jan03 | Jan03 |
| Last Prin Pay | Oct32 | Dec21 | Mar18 | Jul12 | May05 |

Class MV-1 (To Call)

Margin 1.00%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 100.000 | 100.000 | 100.000 | 100.000 | 100.000 |
| WAL (yr) | 26.15 | 6.04 | 4.97 | 4.43 | 3.40 |
| MDUR (yr) | 19.29 | 5.57 | 4.66 | 4.21 | 3.27 |
| First Prin Pay | Oct24 | Jan06 | Mar06 | Oct06 | May05 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

Class MV-1 (To Maturity)

Margin 1.00%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 100.158 | 103.284 | 103.299 | 102.758 | 112.482 |
| WAL (yr) | 26.27 | 6.56 | 5.39 | 4.71 | 4.61 |
| MDUR (yr) | 19.35 | 5.97 | 5.00 | 4.45 | 4.35 |
| First Prin Pay | Oct24 | Jan06 | Mar06 | Oct06 | May05 |
| Last Prin Pay | Sep32 | Feb19 | Jan16 | Apr11 | May10 |

Class MV-2 (To Call)

Margin 2.05%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 205.000 | 205.000 | 205.000 | 205.000 | 205.000 |
| WAL (yr) | 26.15 | 6.04 | 4.92 | 3.90 | 3.19 |
| MDUR (yr) | 17.00 | 5.35 | 4.47 | 3.64 | 3.01 |
| First Prin Pay | Oct24 | Jan06 | Feb06 | Jun06 | Nov05 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

Class MV-2 (To Maturity)

Margin 2.05%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 205.253 | 210.325 | 210.406 | 209.810 | 208.984 |
| WAL (yr) | 26.27 | 6.48 | 5.26 | 4.12 | 3.33 |
| MDUR (yr) | 17.05 | 5.66 | 4.72 | 3.82 | 3.13 |
| First Prin Pay | Oct24 | Jan06 | Feb06 | Jun06 | Nov05 |
| Last Prin Pay | Aug32 | Apr17 | Jun14 | Apr10 | Jan08 |

Class BV (To Call)

Margin 3.40%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 340.000 | 340.000 | 340.000 | 340.000 | 340.000 |
| WAL (yr) | 26.15 | 6.04 | 4.90 | 3.71 | 2.91 |
| MDUR (yr) | 14.60 | 5.09 | 4.27 | 3.36 | 2.69 |
| First Prin Pay | Oct24 | Jan06 | Jan06 | Mar06 | Aug05 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

Class BV (To Maturity)

Margin 3.40%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 340.262 | 345.250 | 345.292 | 344.993 | 344.077 |
| WAL (yr) | 26.24 | 6.31 | 5.11 | 3.85 | 2.99 |
| MDUR (yr) | 14.62 | 5.26 | 4.41 | 3.46 | 2.76 |
| First Prin Pay | Oct24 | Jan06 | Jan06 | Mar06 | Aug05 |
| Last Prin Pay | Jun32 | Sep15 | Feb13 | May09 | May07 |

Class AF-1 (To Call)

| Margin | 0.20% | | | | |
|---|---|---|---|---|---|
| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
| DM @ 100-00 | 20.000 | 20.000 | 20.000 | 20.000 | 20.000 |
| WAL (yr) | 10.31 | 1.18 | 1.00 | 0.75 | 0.62 |
| MDUR (yr) | 9.30 | 1.18 | 1.00 | 0.75 | 0.62 |
| First Prin Pay | Jan03 | Jan03 | Jan03 | Jan03 | Jan03 |
| Last Prin Pay | Nov21 | Apr05 | Nov04 | Apr04 | Jan04 |

Class AF-1 (To Maturity)

| Margin | 0.20% | | | | |
|---|---|---|---|---|---|
| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
| DM @ 100-00 | 20.000 | 20.000 | 20.000 | 20.000 | 20.000 |
| WAL (yr) | 10.31 | 1.18 | 1.00 | 0.75 | 0.62 |
| MDUR (yr) | 9.30 | 1.18 | 1.00 | 0.75 | 0.62 |
| First Prin Pay | Jan03 | Jan03 | Jan03 | Jan03 | Jan03 |
| Last Prin Pay | Nov21 | Apr05 | Nov04 | Apr04 | Jan04 |

# Yield Tables (%)

**Class AF-2 To Call**

Coupon 2.969%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 2.974 | 2.902 | 2.884 | 2.840 | 2.799 |
| WAL (yr) | 19.36 | 2.44 | 2.00 | 1.39 | 1.08 |
| MDUR (yr) | 14.53 | 2.33 | 1.92 | 1.34 | 1.05 |
| First Prin Pay | Nov21 | Apr05 | Nov04 | Apr04 | Jan04 |
| Last Prin Pay | Oct22 | Jul05 | Jan05 | Jun04 | Feb04 |

**Class AF-2 To Maturity**

Coupon 2.969%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 2.974 | 2.902 | 2.884 | 2.840 | 2.799 |
| WAL (yr) | 19.36 | 2.44 | 2.00 | 1.39 | 1.08 |
| MDUR (yr) | 14.53 | 2.33 | 1.92 | 1.34 | 1.05 |
| First Prin Pay | Nov21 | Apr05 | Nov04 | Apr04 | Jan04 |
| Last Prin Pay | Oct22 | Jul05 | Jan05 | Jun04 | Feb04 |

**Class AF-3 To Call**

Coupon 3.509%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 3.520 | 3.468 | 3.451 | 3.408 | 3.368 |
| WAL (yr) | 23.60 | 3.80 | 3.00 | 1.94 | 1.47 |
| MDUR (yr) | 15.77 | 3.49 | 2.80 | 1.85 | 1.41 |
| First Prin Pay | Oct22 | Jul05 | Jan05 | Jun04 | Feb04 |
| Last Prin Pay | Nov29 | Oct08 | Jun07 | Jun05 | Nov04 |

**Class AF-3 To Maturity**

Coupon 3.509%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 3.520 | 3.468 | 3.451 | 3.408 | 3.368 |
| WAL (yr) | 23.60 | 3.80 | 3.00 | 1.94 | 1.47 |
| MDUR (yr) | 15.77 | 3.49 | 2.80 | 1.85 | 1.41 |
| First Prin Pay | Oct22 | Jul05 | Jan05 | Jun04 | Feb04 |
| Last Prin Pay | Nov29 | Oct08 | Jun07 | Jun05 | Nov04 |

**Class AF-4 To Call**

Coupon 4.425%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 4.447 | 4.416 | 4.399 | 4.347 | 4.307 |
| WAL (yr) | 27.47 | 6.93 | 5.00 | 2.67 | 1.97 |
| MDUR (yr) | 15.60 | 5.83 | 4.40 | 2.47 | 1.85 |
| First Prin Pay | Nov29 | Oct08 | Jun07 | Jun05 | Nov04 |
| Last Prin Pay | Dec30 | Sep11 | Aug08 | Oct05 | Jan05 |

**Class AF-4 To Maturity**

Coupon 4.425%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 4.447 | 4.416 | 4.399 | 4.347 | 4.307 |
| WAL (yr) | 27.47 | 6.93 | 5.00 | 2.67 | 1.97 |
| MDUR (yr) | 15.60 | 5.83 | 4.40 | 2.47 | 1.85 |
| First Prin Pay | Nov29 | Oct08 | Jun07 | Jun05 | Nov04 |
| Last Prin Pay | Dec30 | Sep11 | Aug08 | Oct05 | Jan05 |

**Class AF-5 To Call**

Coupon 5.351%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 5.386 | 5.362 | 5.350 | 5.308 | 5.245 |
| WAL (yr) | 28.56 | 9.52 | 7.21 | 3.96 | 2.33 |
| MDUR (yr) | 14.31 | 7.28 | 5.83 | 3.47 | 2.14 |
| First Prin Pay | Dec30 | Sep11 | Aug08 | Oct05 | Jan05 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | Aug05 |

**Class AF-5 To Maturity**

Coupon 5.351%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 5.390 | 5.472 | 5.470 | 5.348 | 5.245 |
| WAL (yr) | 29.00 | 13.11 | 10.00 | 4.33 | 2.33 |
| MDUR (yr) | 14.41 | 9.07 | 7.40 | 3.72 | 2.14 |
| First Prin Pay | Dec30 | Sep11 | Aug08 | Oct05 | Jan05 |
| Last Prin Pay | Nov32 | Apr25 | Jun21 | Apr15 | Aug05 |

**Class AF-6 To Call**

| Coupon | 4.799% | | | | |
|---|---|---|---|---|---|
| **Percent of Pricing Prepayment Speed** | **0%** | **80%** | **100%** | **150%** | **200%** |
| **Yield @ 100-00** | 4.814 | 4.791 | 4.787 | 4.770 | 4.733 |
| **WAL (yr)** | 13.61 | 6.81 | 6.31 | 4.70 | 3.07 |
| **MDUR (yr)** | 9.49 | 5.63 | 5.29 | 4.11 | 2.79 |
| **First Prin Pay** | Jan06 | Jan06 | Jan06 | Aug06 | Aug05 |
| **Last Prin Pay** | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

**Class AF-6 To Maturity**

| Coupon | 4.799% | | | | |
|---|---|---|---|---|---|
| **Percent of Pricing Prepayment Speed** | **0%** | **80%** | **100%** | **150%** | **200%** |
| **Yield @ 100-00** | 4.814 | 4.798 | 4.809 | 4.909 | 4.889 |
| **WAL (yr)** | 13.61 | 6.94 | 6.65 | 6.49 | 4.28 |
| **MDUR (yr)** | 9.49 | 5.71 | 5.51 | 5.40 | 3.72 |
| **First Prin Pay** | Jan06 | Jan06 | Jan06 | Aug06 | Aug05 |
| **Last Prin Pay** | Sep32 | Feb25 | Apr21 | Feb15 | Sep11 |

**Class MF-1 To Call**

| Coupon | 5.101% | | | | |
|---|---|---|---|---|---|
| **Percent of Pricing Prepayment Speed** | **0%** | **80%** | **100%** | **150%** | **200%** |
| **Yield @ 100-00** | 5.131 | 5.095 | 5.082 | 5.060 | 5.044 |
| **WAL (yr)** | 25.73 | 6.87 | 5.52 | 4.01 | 3.40 |
| **MDUR (yr)** | 13.98 | 5.58 | 4.65 | 3.54 | 3.05 |
| **First Prin Pay** | Aug23 | Jul06 | Jan06 | May06 | May06 |
| **Last Prin Pay** | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

**Class MF-1 To Maturity**

| Coupon | 5.101% | | | | |
|---|---|---|---|---|---|
| **Percent of Pricing Prepayment Speed** | **0%** | **80%** | **100%** | **150%** | **200%** |
| **Yield @ 100-00** | 5.131 | 5.099 | 5.089 | 5.069 | 5.068 |
| **WAL (yr)** | 25.84 | 7.77 | 6.28 | 4.56 | 4.45 |
| **MDUR (yr)** | 14.01 | 6.06 | 5.10 | 3.93 | 3.88 |
| **First Prin Pay** | Aug23 | Jul06 | Jan06 | May06 | Oct06 |
| **Last Prin Pay** | Sep32 | Sep20 | Jun17 | Jun12 | Sep09 |

**Class MF-2 To Call**

Coupon 5.598%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 5.636 | 5.596 | 5.582 | 5.555 | 5.540 |
| WAL (yr) | 25.73 | 6.87 | 5.52 | 3.91 | 3.40 |
| MDUR (yr) | 13.28 | 5.48 | 4.57 | 3.41 | 3.02 |
| First Prin Pay | Aug23 | Jul06 | Jan06 | Mar06 | May06 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

**Class MF-2 To Maturity**

Coupon 5.598%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 5.636 | 5.600 | 5.589 | 5.564 | 5.555 |
| WAL (yr) | 25.83 | 7.67 | 6.20 | 4.40 | 3.91 |
| MDUR (yr) | 13.30 | 5.89 | 4.97 | 3.76 | 3.42 |
| First Prin Pay | Aug23 | Jul06 | Jan06 | Mar06 | May06 |
| Last Prin Pay | Jul32 | Jan19 | Feb16 | Aug11 | Feb09 |

**Class BF To Call**

Coupon 6.590%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 6.645 | 6.598 | 6.582 | 6.548 | 6.530 |
| WAL (yr) | 25.73 | 6.87 | 5.52 | 3.86 | 3.34 |
| MDUR (yr) | 12.02 | 5.27 | 4.43 | 3.29 | 2.91 |
| First Prin Pay | Aug23 | Jul06 | Jan06 | Feb06 | Mar06 |
| Last Prin Pay | Aug31 | Jul12 | Aug10 | Oct07 | May06 |

**Class BF To Maturity**

Coupon 6.590%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| Yield @ 100-00 | 6.645 | 6.602 | 6.588 | 6.557 | 6.540 |
| WAL (yr) | 25.80 | 7.47 | 6.03 | 4.23 | 3.62 |
| MDUR (yr) | 12.03 | 5.56 | 4.71 | 3.54 | 3.12 |
| First Prin Pay | Aug23 | Jul06 | Jan06 | Feb06 | Mar06 |
| Last Prin Pay | Apr32 | Feb17 | Jun14 | Jun10 | Apr08 |

[Available Funds Schedules and Collateral Tables to Follow]

**Group 1 Available Funds Rate Schedule (1)**

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) | Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|---|---|---|
| 1 | 8.114 | 10.023 | 47 | 6.887 | 10.439 |
| 2 | 6.804 | 8.745 | 48 | 7.115 | 10.473 |
| 3 | 7.531 | 9.504 | 49 | 6.885 | 10.144 |
| 4 | 6.800 | 8.803 | 50 | 6.884 | 10.137 |
| 5 | 7.025 | 9.060 | 51 | 7.620 | 11.166 |
| 6 | 6.797 | 8.859 | 52 | 6.881 | 10.125 |
| 7 | 7.022 | 9.111 | 53 | 7.109 | 10.440 |
| 8 | 6.795 | 8.907 | 54 | 6.879 | 10.471 |
| 9 | 6.794 | 8.929 | 55 | 7.107 | 10.796 |
| 10 | 7.019 | 9.177 | 56 | 6.877 | 10.457 |
| 11 | 6.792 | 8.973 | 57 | 6.875 | 10.450 |
| 12 | 7.018 | 9.221 | 58 | 7.103 | 10.774 |
| 13 | 6.791 | 9.015 | 59 | 6.873 | 10.435 |
| 14 | 6.790 | 9.037 | 60 | 7.101 | 10.985 |
| 15 | 7.258 | 9.527 | 61 | 6.871 | 10.639 |
| 16 | 6.789 | 9.080 | 62 | 6.869 | 10.387 |
| 17 | 7.015 | 9.331 | 63 | 7.342 | 11.074 |
| 18 | 6.788 | 9.126 | 64 | 6.867 | 10.368 |
| 19 | 7.013 | 9.375 | 65 | 7.095 | 10.694 |
| 20 | 6.787 | 9.171 | 66 | 6.865 | 10.348 |
| 21 | 6.786 | 9.193 | 67 | 7.092 | 10.673 |
| 22 | 7.016 | 9.442 | 68 | 6.862 | 10.329 |
| 23 | 6.792 | 9.465 | 69 | 6.861 | 10.319 |
| 24 | 7.058 | 9.671 | 70 | 7.088 | 10.643 |
| 25 | 6.830 | 9.445 | 71 | 6.858 | 10.300 |
| 26 | 6.829 | 9.463 | 72 | 7.086 | 10.624 |
| 27 | 7.560 | 10.265 | 73 | 6.856 | 10.281 |
| 28 | 6.827 | 9.499 | 74 | 6.855 | 10.272 |
| 29 | 7.054 | 9.930 | 75 | 7.588 | 11.328 |
| 30 | 6.826 | 9.924 | 76 | 6.852 | 10.253 |
| 31 | 7.052 | 10.199 | 77 | 7.079 | 10.574 |
| 32 | 6.824 | 9.960 | 78 | 6.850 | 10.234 |
| 33 | 6.823 | 9.978 | 79 | 7.077 | 10.555 |
| 34 | 7.050 | 10.252 | 80 | 6.847 | 10.216 |
| 35 | 6.822 | 10.173 | 81 | 6.846 | 10.206 |
| 36 | 7.130 | 10.410 | 82 | 7.073 | 10.526 |
| 37 | 6.898 | 10.137 | 83 | 6.843 | 10.188 |
| 38 | 6.897 | 10.147 | 84 | 7.070 | 10.507 |
| 39 | 7.635 | 11.061 | 85 | 6.841 | 10.170 |
| 40 | 6.895 | 10.166 | 86 | 6.840 | 10.161 |
| 41 | 7.124 | 10.616 | 87 | 7.571 | 11.202 |
| 42 | 6.893 | 10.345 | 88 | 6.837 | 10.143 |
| 43 | 7.121 | 10.653 | 89 | 7.064 | 10.460 |
| 44 | 6.890 | 10.350 | 90 | 6.834 | 10.125 |
| 45 | 6.889 | 10.352 | 91 | 7.061 | 10.441 |
| 46 | 7.118 | 10.659 | 92 | 6.832 | 10.107 |

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.4400%, 6-Month LIBOR stays at 1.4800%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap Contract.

## Group 1 and Group 2 Mortgage Loans

| Summary of Loans in Statistic Calculation Pool (As of Calculation Date) | | Range | | |
|---|---|---|---|---|
| Total Number of Loans | 3,799 | | | |
| Total Outstanding Loan Balance | $648,022,031 | | | |
| Average Loan Balance | $170,577 | $6,636 | to | $750,000 |
| WA Mortgage Rate | 7.677% | 4.375% | to | 17.500% |
| Net WAC | 6.978% | 3.866% | to | 16.991% |
| ARM Characteristics | | | | |
| WA Gross Margin | 6.402% | 0.000% | to | 12.750% |
| WA Months to First Roll | 29 | 3 | to | 36 |
| WA First Periodic Cap | 1.737% | 1.000% | to | 3.000% |
| WA Subsequent Periodic Cap | 1.436% | 1.000% | to | 3.000% |
| WA Lifetime Cap | 14.542% | 11.125% | to | 21.375% |
| WA Lifetime Floor | 7.655% | 5.125% | to | 14.375% |
| WA Original Term (months) | 350 | 120 | to | 360 |
| WA Remaining Term (months) | 350 | 117 | to | 360 |
| WA LTV | 78.60% | 2.18% | to | 100.00% |
| WA FICO | 613 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 83.15% | | | |
| Percentage of Pool Secured by: 1st Liens | 98.22% | | | |
| Percentage of Pool Secured by: 2nd Liens | 1.78% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 46.24% | SFR: 79.06% | FULL DOC: 79.78% | RFCO: 70.39% | OOC: 98.52% | A: 65.82% | 0: 16.85% |
| FL: 5.38% | PUD: 13.46% | STATED: 18.91% | PURCH: 19.65% | NOO: 1.09% | A-: 14.45% | 12: 1.66% |
| MI: 3.80% | CONDO: 4.49% | SIMPLE: 1.31% | REFI: 9.96% | 2ND: 0.40% | B: 11.75% | 15: 0.01% |
| NY: 3.34% | 2 FAM: 1.96% | | | | C: 5.38% | 24: 23.85% |
| MA: 3.00% | MANUF: 0.47% | | | | C-: 2.13% | 30: 0.10% |
| | | | | | D: 0.46% | 36: 23.54% |
| | | | | | | 60: 34.00% |

## Group 1 and Group 2 Mortgage Loans

### Loan Programs

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 6MO LIBOR | 6 | $1,257,260 | 0.19 |
| 2/28 LIBOR | 795 | $150,306,386 | 23.19 |
| 3/27 LIBOR | 777 | $142,247,677 | 21.95 |
| FIXED 15YR - CC | 29 | $3,167,097 | 0.49 |
| FIXED 15YR | 126 | $13,869,557 | 2.14 |
| FIXED 20YR | 15 | $1,075,476 | 0.17 |
| FIXED 25YR | 1 | $170,000 | 0.03 |
| FIXED 30YR - CC | 415 | $79,072,793 | 12.20 |
| FIXED 30YR | 1,286 | $239,303,938 | 36.93 |
| FIXED 10YR - 2nd | 12 | $253,993 | 0.04 |
| FIXED 15YR - 2nd | 208 | $7,482,692 | 1.15 |
| FIXED 20YR - 2nd | 16 | $831,278 | 0.13 |
| FIX30/15 BAL | 43 | $6,039,628 | 0.93 |
| FIX30/15 BAL - 2nd | 70 | $2,944,256 | 0.45 |
| | 3,799 | $648,022,031 | 100.00 |

### Principal Balances

| Range of Principal Balances ($) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| $ 0.01 to $25,000 | 115 | $2,175,868 | 0.34 |
| $ 25,000.01 to $50,000 | 268 | $10,040,593 | 1.55 |
| $ 50,000.01 to $75,000 | 410 | $25,973,816 | 4.01 |
| $ 75,000.01 to $100,000 | 402 | $35,240,421 | 5.44 |
| $100,000.01 to $150,000 | 745 | $91,655,311 | 14.14 |
| $150,000.01 to $200,000 | 658 | $114,560,251 | 17.68 |
| $200,000.01 to $250,000 | 396 | $88,641,580 | 13.68 |
| $250,000.01 to $300,000 | 259 | $70,863,418 | 10.94 |
| $300,000.01 to $350,000 | 224 | $72,498,888 | 11.19 |
| $350,000.01 to $400,000 | 165 | $62,016,876 | 9.57 |
| $400,000.01 to $450,000 | 72 | $30,665,928 | 4.73 |
| $450,000.01 to $500,000 | 55 | $26,620,221 | 4.11 |
| $500,000.01 to $550,000 | 14 | $7,355,578 | 1.14 |
| $550,000.01 to $600,000 | 8 | $4,502,599 | 0.69 |
| $600,000.01 to $650,000 | 6 | $3,778,382 | 0.58 |
| $650,000.01 to $700,000 | 1 | $682,300 | 0.11 |
| $700,000.01 to $750,000 | 1 | $750,000 | 0.12 |
| | 3,799 | $648,022,031 | 100.00 |

## Group 1 and Group 2 Mortgage Loans

### Mortgage Rates

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 4.001 - 4.500 | 10 | $3,054,500 | 0.47 |
| 4.501 - 5.000 | 1 | $263,625 | 0.04 |
| 5.001 - 5.500 | 7 | $2,011,567 | 0.31 |
| 5.501 - 6.000 | 53 | $14,823,069 | 2.29 |
| 6.001 - 6.500 | 196 | $50,124,848 | 7.74 |
| 6.501 - 7.000 | 634 | $150,710,169 | 23.26 |
| 7.001 - 7.500 | 573 | $118,112,759 | 18.23 |
| 7.501 - 8.000 | 806 | $146,900,474 | 22.67 |
| 8.001 - 8.500 | 430 | $65,064,211 | 10.04 |
| 8.501 - 9.000 | 313 | $41,269,233 | 6.37 |
| 9.001 - 9.500 | 156 | $18,760,443 | 2.90 |
| 9.501 - 10.000 | 146 | $13,881,157 | 2.14 |
| 10.001 - 10.500 | 74 | $5,821,637 | 0.90 |
| 10.501 - 11.000 | 71 | $3,699,622 | 0.57 |
| 11.001 - 11.500 | 56 | $2,701,690 | 0.42 |
| 11.501 - 12.000 | 167 | $6,676,598 | 1.03 |
| 12.001 - 12.500 | 26 | $1,214,226 | 0.19 |
| 12.501 - 13.000 | 20 | $877,604 | 0.14 |
| 13.001 - 13.500 | 18 | $677,056 | 0.10 |
| 13.501 - 14.000 | 8 | $299,530 | 0.05 |
| 14.001 - 14.500 | 14 | $392,300 | 0.06 |
| 14.501 - 15.000 | 7 | $240,265 | 0.04 |
| 15.001 - 15.500 | 7 | $260,930 | 0.04 |
| 16.001 - 16.500 | 3 | $113,065 | 0.02 |
| 16.501 - 17.000 | 1 | $31,876 | 0.00 |
| 17.001 - 17.500 | 2 | $39,576 | 0.01 |
| | 3,799 | $648,022,031 | 100.00 |

### Months Remaining to Maturity

| Months Remaining to Maturity | Number of Loans | Principal Balance | % of Aggregate Principal Balance |
|---|---|---|---|
| 1 - 120 | 12 | $253,993 | 0.04 |
| 121 - 180 | 476 | $33,503,231 | 5.17 |
| 181 - 300 | 33 | $2,239,502 | 0.35 |
| 301 - 360 | 3,278 | $612,025,305 | 94.45 |
| | 3,799 | $648,022,031 | 100.00 |

## Group 1 and Group 2 Mortgage Loans

### Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 50.00 or Less | 180 | $22,414,017 | 3.46 |
| 50.01-55.00 | 68 | $11,769,550 | 1.82 |
| 55.01-60.00 | 106 | $18,393,213 | 2.84 |
| 60.01-65.00 | 178 | $30,864,304 | 4.76 |
| 65.01-70.00 | 304 | $53,449,353 | 8.25 |
| 70.01-75.00 | 436 | $77,878,416 | 12.02 |
| 75.01-80.00 | 860 | $153,965,761 | 23.76 |
| 80.01-85.00 | 551 | $103,771,329 | 16.01 |
| 85.01-90.00 | 700 | $128,730,451 | 19.87 |
| 90.01-95.00 | 160 | $29,860,983 | 4.61 |
| 95.01-100.00 | 256 | $16,924,654 | 2.61 |
| | 3,799 | $648,022,031 | 100.00 |

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| AL | 39 | $4,285,480 | 0.66 |
| AZ | 55 | $6,878,491 | 1.06 |
| AR | 11 | $1,148,638 | 0.18 |
| CA | 1,319 | $299,672,906 | 46.24 |
| CO | 64 | $13,187,326 | 2.04 |
| CT | 29 | $6,362,016 | 0.98 |
| DE | 6 | $644,396 | 0.10 |
| FL | 285 | $34,871,195 | 5.38 |
| GA | 116 | $15,999,322 | 2.47 |
| HI | 27 | $5,592,648 | 0.86 |
| ID | 16 | $2,082,473 | 0.32 |
| IL | 49 | $9,706,041 | 1.50 |
| IN | 37 | $3,407,822 | 0.53 |
| IA | 4 | $394,081 | 0.06 |
| KS | 29 | $3,211,804 | 0.50 |
| KY | 28 | $2,156,453 | 0.33 |
| LA | 54 | $6,232,287 | 0.96 |
| ME | 9 | $653,912 | 0.10 |
| MD | 69 | $11,445,001 | 1.77 |
| MA | 114 | $19,472,738 | 3.00 |
| MI | 210 | $24,654,563 | 3.80 |
| MN | 39 | $6,991,204 | 1.08 |

## Group 1 and Group 2 Mortgage Loans

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| MS | 9 | $721,474 | 0.11 |
| MO | 81 | $6,990,642 | 1.08 |
| MT | 5 | $401,335 | 0.06 |
| NE | 3 | $630,630 | 0.10 |
| NV | 48 | $7,533,662 | 1.16 |
| NH | 32 | $5,329,378 | 0.82 |
| NJ | 73 | $14,769,420 | 2.28 |
| NM | 12 | $1,820,294 | 0.28 |
| NY | 113 | $21,644,333 | 3.34 |
| NC | 29 | $3,747,308 | 0.58 |
| OH | 97 | $10,851,006 | 1.67 |
| OK | 34 | $2,828,127 | 0.44 |
| OR | 47 | $6,375,881 | 0.98 |
| PA | 77 | $8,957,152 | 1.38 |
| RI | 16 | $2,327,052 | 0.36 |
| SC | 15 | $1,692,737 | 0.26 |
| SD | 3 | $387,226 | 0.06 |
| TN | 84 | $9,752,671 | 1.50 |
| TX | 137 | $18,323,042 | 2.83 |
| UT | 47 | $8,286,664 | 1.28 |
| VT | 3 | $438,373 | 0.07 |
| VA | 77 | $12,885,632 | 1.99 |
| WA | 108 | $18,842,709 | 2.91 |
| WV | 3 | $290,705 | 0.04 |
| WI | 34 | $2,902,926 | 0.45 |
| WY | 3 | $240,852 | 0.04 |
| | 3,799 | $648,022,031 | 100.00 |

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 801 - 820 | 1 | $246,000 | 0.04 |
| 781 - 800 | 15 | $3,305,404 | 0.51 |
| 761 - 780 | 13 | $3,244,811 | 0.50 |
| 741 - 760 | 30 | $5,370,421 | 0.83 |
| 721 - 740 | 38 | $9,594,952 | 1.48 |
| 701 - 720 | 73 | $13,331,109 | 2.06 |
| 681 - 700 | 112 | $21,880,516 | 3.38 |

## Group 1 and Group 2 Mortgage Loans

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 661 - 680 | 212 | $38,692,011 | 5.97 |
| 641 - 660 | 413 | $69,904,212 | 10.79 |
| 621 - 640 | 586 | $94,824,552 | 14.63 |
| 601 - 620 | 625 | $112,169,481 | 17.31 |
| 581 - 600 | 596 | $105,038,352 | 16.21 |
| 561 - 580 | 475 | $78,455,747 | 12.11 |
| 541 - 560 | 328 | $52,531,022 | 8.11 |
| 521 - 540 | 177 | $26,102,152 | 4.03 |
| 501 - 520 | 91 | $11,278,193 | 1.74 |
| 500 or Less | 7 | $1,094,676 | 0.17 |
| NOT SCORED | 7 | $958,420 | 0.15 |
| | 3,799 | $648,022,031 | 100.00 |

### Property Type

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SFR | 3,080 | $512,342,619 | 79.06 |
| PUD | 409 | $87,212,241 | 13.46 |
| CONDO | 183 | $29,109,242 | 4.49 |
| 2 FAM | 71 | $12,674,354 | 1.96 |
| MANUF | 38 | $3,039,863 | 0.47 |
| HI CONDO | 6 | $1,545,650 | 0.24 |
| 3 FAM | 9 | $1,472,511 | 0.23 |
| 4 FAM | 3 | $625,550 | 0.10 |
| | 3,799 | $648,022,031 | 100.00 |

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| RFCO | 2,571 | $456,149,955 | 70.39 |
| PURCH | 856 | $127,309,688 | 19.65 |
| REFI | 372 | $64,562,387 | 9.96 |
| | 3,799 | $648,022,031 | 100.00 |

## Group 1 and Group 2 Mortgage Loans

### Occupancy

| Occupancy Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| OOC | 3,709 | $638,416,858 | 98.52 |
| NOO | 74 | $7,045,117 | 1.09 |
| 2ND HM | 16 | $2,560,056 | 0.40 |
| | 3,799 | $648,022,031 | 100.00 |

### Document Type

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FULL DOC | 3,166 | $517,008,328 | 79.78 |
| STATED | 587 | $122,509,549 | 18.91 |
| SIMPLE | 46 | $8,504,154 | 1.31 |
| | 3,799 | $648,022,031 | 100.00 |

### Gross Margin
### (Excludes 2,221 Fixed Rate Mortgages)

| Range of Gross Margins | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 0.000 | 1 | $60,400 | 0.02 |
| 0.001 - 1.000 | 1 | $248,000 | 0.08 |
| 4.001 - 5.000 | 31 | $6,824,925 | 2.32 |
| 5.001 - 6.000 | 595 | $127,410,759 | 43.36 |
| 6.001 - 7.000 | 586 | $107,320,310 | 36.53 |
| 7.001 - 8.000 | 249 | $39,597,158 | 13.48 |
| 8.001 - 9.000 | 58 | $7,107,974 | 2.42 |
| 9.001 - 10.000 | 32 | $3,128,668 | 1.06 |
| 10.001 - 11.000 | 15 | $1,495,651 | 0.51 |
| 11.001 - 12.000 | 8 | $511,828 | 0.17 |
| 12.001 - 13.000 | 2 | $105,650 | 0.04 |
| | 1,578 | $293,811,322 | 100.00 |

## Group 1 and Group 2 Mortgage Loans

### Next Rate Adjustment Date
### (Excludes 2,221 Fixed Rate Mortgages)

| Next Rate Adjustment Date | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 02/03 | 1 | $200,266 | 0.07 |
| 03/03 | 1 | $292,752 | 0.10 |
| 04/03 | 2 | $356,992 | 0.12 |
| 05/03 | 2 | $407,250 | 0.14 |
| 04/04 | 3 | $624,469 | 0.21 |
| 05/04 | 2 | $274,670 | 0.09 |
| 06/04 | 1 | $64,311 | 0.02 |
| 07/04 | 5 | $675,851 | 0.23 |
| 08/04 | 18 | $2,691,683 | 0.92 |
| 09/04 | 71 | $9,418,407 | 3.21 |
| 10/04 | 148 | $30,954,165 | 10.54 |
| 11/04 | 540 | $104,383,069 | 35.53 |
| 12/04 | 7 | $1,219,760 | 0.42 |
| 05/05 | 1 | $262,584 | 0.09 |
| 07/05 | 2 | $195,919 | 0.07 |
| 08/05 | 3 | $517,922 | 0.18 |
| 09/05 | 13 | $1,960,147 | 0.67 |
| 10/05 | 77 | $16,726,819 | 5.69 |
| 11/05 | 676 | $122,040,285 | 41.54 |
| 12/05 | 5 | $544,000 | 0.19 |
| | 1,578 | $293,811,322 | 100.00 |

### Range of Months to Roll
### (Excludes 2,221 Fixed Rate Mortgages)

| Month Number Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 0 - 6 | 6 | $1,257,260 | 0.43 |
| 13 - 18 | 5 | $899,140 | 0.31 |
| 19 - 24 | 790 | $149,407,246 | 50.85 |
| 25 - 31 | 1 | $262,584 | 0.09 |
| 32 - 37 | 776 | $141,985,092 | 48.33 |
| | 1,578 | $293,811,322 | 100.00 |

## Group 1 and Group 2 Mortgage Loans

| Range of Lifetime Rate Caps (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 11.001 - 11.500 | 2 | $372,302 | 0.13 |
| 11.501 - 12.000 | 6 | $1,271,427 | 0.43 |
| 12.001 - 12.500 | 19 | $4,598,327 | 1.57 |
| 12.501 - 13.000 | 51 | $12,583,924 | 4.28 |
| 13.001 - 13.500 | 97 | $23,915,029 | 8.14 |
| 13.501 - 14.000 | 304 | $72,373,126 | 24.63 |
| 14.001 - 14.500 | 265 | $55,564,061 | 18.91 |
| 14.501 - 15.000 | 263 | $45,390,077 | 15.45 |
| 15.001 - 15.500 | 197 | $32,420,812 | 11.03 |
| 15.501 - 16.000 | 147 | $21,261,684 | 7.24 |
| 16.001 - 16.500 | 74 | $10,075,774 | 3.43 |
| 16.501 - 17.000 | 64 | $7,062,250 | 2.40 |
| 17.000 - 17.500 | 36 | $3,119,617 | 1.06 |
| 17.501 - 18.000 | 20 | $1,522,822 | 0.52 |
| 18.001 - 18.500 | 13 | $936,457 | 0.32 |
| 18.501 - 19.000 | 11 | $786,927 | 0.27 |
| 19.001 - 19.500 | 4 | $251,906 | 0.09 |
| 19.501 - 20.000 | 2 | $126,500 | 0.04 |
| 20.001+ | 3 | $178,300 | 0.06 |
| | 1,578 | $293,811,322 | 100.00 |

## Initial Periodic Rate Cap
## (Excludes 2,221 Fixed Rate Mortgages)

| Initial Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 18 | $3,204,049 | 1.09 |
| 1.200 | 1 | $303,245 | 0.10 |
| 1.500 | 1,282 | $242,219,387 | 82.44 |
| 2.000 | 5 | $670,560 | 0.23 |
| 3.000 | 272 | $47,414,082 | 16.14 |
| | 1,578 | $293,811,322 | 100.00 |

## Group 1 and Group 2 Mortgage Loans

### Subsequent Periodic Rate Cap
### (Excludes 2,221 Fixed Rate Mortgages)

| Subsequent Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 233 | $40,229,380 | 13.69 |
| 1.500 | 1,340 | $252,495,686 | 85.94 |
| 2.000 | 1 | $305,743 | 0.10 |
| 3.000 | 4 | $780,513 | 0.27 |
| | 1,578 | $293,811,322 | 100.00 |

### Lifetime Rate Floor
### (Excludes 2,221 Fixed Rate Mortgages)

| Range of Lifetime Rate Floors (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 5.001 - 6.000 | 24 | $6,929,963 | 2.36 |
| 6.001 - 7.000 | 395 | $95,448,256 | 32.49 |
| 7.001 - 8.000 | 560 | $108,661,531 | 36.98 |
| 8.001 - 9.000 | 361 | $57,305,066 | 19.50 |
| 9.001 - 10.000 | 143 | $18,006,283 | 6.13 |
| 10.001 - 11.000 | 60 | $5,106,925 | 1.74 |
| 11.001 - 12.000 | 26 | $1,796,592 | 0.61 |
| 12.001 - 13.000 | 6 | $378,406 | 0.13 |
| 13.001 - 14.000 | 2 | $148,200 | 0.05 |
| 14.001 - 15.000 | 1 | $30,100 | 0.01 |
| | 1,578 | $293,811,322 | 100.00 |

# Group 1 Mortgage Loans (Fixed and ARM)

## Summary of Loans in Statistic Calculation Pool

**(As of Calculation Date)**

| | | Range | | |
|---|---|---|---|---|
| Total Number of Loans | 2,648 | | | |
| Total Outstanding Loan Balance | $464,815,664 | | | |
| Average Loan Balance | $175,535 | $9,955 | to | $750,000 |
| WA Mortgage Rate | 7.673% | 4.500% | to | 17.500% |
| Net WAC | 7.032% | 3.991% | to | 16.991% |
| ARM Characteristics | | | | |
| WA Gross Margin | 6.402% | 0.000% | to | 12.750% |
| WA Months to First Roll | 29 | 3 | to | 36 |
| WA First Periodic Cap | 1.737% | 1.000% | to | 3.000% |
| WA Subsequent Periodic Cap | 1.436% | 1.000% | to | 3.000% |
| WA Lifetime Cap | 14.542% | 11.125% | to | 21.375% |
| WA Lifetime Floor | 7.655% | 5.125% | to | 14.375% |
| WA Original Term (months) | 354 | 120 | to | 360 |
| WA Remaining Term (months) | 353 | 119 | to | 360 |
| WA LTV | 79.46% | 2.18% | to | 100.00% |
| WA FICO | 611 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 84.40% | | | |
| Percentage of Pool Secured by: 1st Liens | 98.82% | | | |
| Percentage of Pool Secured by: 2nd Liens | 1.18% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 44.52% | SFR: 77.52% | FULL DOC: 79.97% | RFCO: 66.86% | OOC: 98.44% | A: 64.89% | 0: 15.60% |
| FL: 5.05% | PUD: 14.84% | STATED: 18.81% | PURCH: 22.98% | NOO: 1.15% | A-: 13.83% | 12: 1.79% |
| MI: 4.40% | CONDO: 4.71% | SIMPLE: 1.22% | REFI: 10.16% | 2ND: 0.41% | B: 12.40% | 24: 30.37% |
| NY: 3.18% | 2 FAM: 1.90% | | | | C: 5.97% | 30: 0.14% |
| TX: 3.09% | MANUF: 0.42% | | | | C-: 2.29% | 36: 27.80% |
| | | | | | D: 0.61% | 60: 24.30% |

## Group 1 Mortgage Loans (Fixed and ARM)

### Loan Programs

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 6MO LIBOR | 6 | $1,257,260 | 0.27 |
| 2/28 LIBOR | 795 | $150,306,386 | 32.34 |
| 3/27 LIBOR | 777 | $142,247,677 | 30.60 |
| FIXED 15YR - CC | 11 | $1,265,167 | 0.27 |
| FIXED 15YR | 58 | $6,752,572 | 1.45 |
| FIXED 20YR | 7 | $382,358 | 0.08 |
| FIXED 25YR | 1 | $170,000 | 0.04 |
| FIXED 30YR - CC | 199 | $39,229,338 | 8.44 |
| FIXED 30YR | 628 | $115,412,194 | 24.83 |
| FIXED 10YR - 2nd | 7 | $137,689 | 0.03 |
| FIXED 15YR - 2nd | 94 | $3,384,586 | 0.73 |
| FIXED 20YR - 2nd | 8 | $479,698 | 0.10 |
| FIX30/15 BAL | 21 | $2,314,444 | 0.50 |
| FIX30/15 BAL - 2nd | 36 | $1,476,297 | 0.32 |
| | 2,648 | $464,815,664 | 100.00 |

### Principal Balances

| Range of Principal Balances ($) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| $ 0.01 to $25,000 | 54 | $1,035,770 | 0.22 |
| $ 25,000.01 to $50,000 | 159 | $6,070,059 | 1.31 |
| $ 50,000.01 to $75,000 | 290 | $18,380,284 | 3.95 |
| $ 75,000.01 to $100,000 | 275 | $24,122,341 | 5.19 |
| $100,000.01 to $150,000 | 528 | $65,272,936 | 14.04 |
| $150,000.01 to $200,000 | 462 | $80,258,408 | 17.27 |
| $200,000.01 to $250,000 | 288 | $64,576,377 | 13.89 |
| $250,000.01 to $300,000 | 188 | $51,362,317 | 11.05 |
| $300,000.01 to $350,000 | 165 | $53,385,506 | 11.49 |
| $350,000.01 to $400,000 | 127 | $47,701,578 | 10.26 |
| $400,000.01 to $450,000 | 55 | $23,491,217 | 5.05 |
| $450,000.01 to $500,000 | 39 | $18,887,075 | 4.06 |
| $500,000.01 to $550,000 | 9 | $4,741,951 | 1.02 |
| $550,000.01 to $600,000 | 4 | $2,251,051 | 0.48 |
| $600,000.01 to $650,000 | 4 | $2,528,795 | 0.54 |
| $700,000.01 to $750,000 | 1 | $750,000 | 0.16 |
| | 2,648 | $464,815,664 | 100.00 |

## Group 1 Mortgage Loans (Fixed and ARM)

### Mortgage Rates

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 4.001 - 4.500 | 5 | $1,552,000 | 0.33 |
| 5.001 - 5.500 | 2 | $535,000 | 0.12 |
| 5.501 - 6.000 | 36 | $10,796,575 | 2.32 |
| 6.001 - 6.500 | 134 | $33,883,916 | 7.29 |
| 6.501 - 7.000 | 478 | $114,019,096 | 24.53 |
| 7.001 - 7.500 | 421 | $88,257,222 | 18.99 |
| 7.501 - 8.000 | 523 | $94,202,613 | 20.27 |
| 8.001 - 8.500 | 310 | $49,619,224 | 10.68 |
| 8.501 - 9.000 | 227 | $30,829,053 | 6.63 |
| 9.001 - 9.500 | 118 | $14,747,846 | 3.17 |
| 9.501 - 10.000 | 112 | $11,208,941 | 2.41 |
| 10.001 - 10.500 | 56 | $4,744,311 | 1.02 |
| 10.501 - 11.000 | 53 | $2,904,318 | 0.62 |
| 11.001 - 11.500 | 34 | $1,794,070 | 0.39 |
| 11.501 - 12.000 | 77 | $3,318,897 | 0.71 |
| 12.001 - 12.500 | 19 | $897,012 | 0.19 |
| 12.501 - 13.000 | 8 | $392,284 | 0.08 |
| 13.001 - 13.500 | 11 | $388,803 | 0.08 |
| 13.501 - 14.000 | 5 | $220,566 | 0.05 |
| 14.001 - 14.500 | 10 | $252,091 | 0.05 |
| 14.501 - 15.000 | 3 | $94,005 | 0.02 |
| 15.001 - 15.500 | 1 | $28,306 | 0.01 |
| 16.001 - 16.500 | 2 | $58,065 | 0.01 |
| 16.501 - 17.000 | 1 | $31,876 | 0.01 |
| 17.001 - 17.500 | 2 | $39,576 | 0.01 |
| | 2,648 | $464,815,664 | 100.00 |

### Months Remaining to Maturity

| Months Remaining to Maturity | Number of Loans | Principal Balance | % of Aggregate Principal Balance |
|---|---|---|---|
| 1 - 120 | 7 | $137,689 | 0.03 |
| 121 - 180 | 220 | $15,193,066 | 3.27 |
| 181 - 300 | 17 | $1,194,803 | 0.26 |
| 301 - 360 | 2,404 | $448,290,106 | 96.44 |
| | 2,648 | $464,815,664 | 100.00 |

## Group 1 Mortgage Loans (Fixed and ARM)

### Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 50.00 or Less | 100 | $12,645,114 | 2.72 |
| 50.01-55.00 | 43 | $6,758,215 | 1.45 |
| 55.01-60.00 | 71 | $11,102,900 | 2.39 |
| 60.01-65.00 | 128 | $21,884,483 | 4.71 |
| 65.01-70.00 | 209 | $36,300,370 | 7.81 |
| 70.01-75.00 | 307 | $53,296,909 | 11.47 |
| 75.01-80.00 | 628 | $114,083,228 | 24.54 |
| 80.01-85.00 | 385 | $73,946,737 | 15.91 |
| 85.01-90.00 | 514 | $98,616,053 | 21.22 |
| 90.01-95.00 | 123 | $24,292,406 | 5.23 |
| 95.01-100.00 | 140 | $11,889,249 | 2.56 |
| | 2,648 | $464,815,664 | 100.00 |

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| AL | 32 | $3,675,353 | 0.79 |
| AZ | 41 | $5,036,209 | 1.08 |
| AR | 8 | $798,435 | 0.17 |
| CA | 890 | $206,931,575 | 44.52 |
| CO | 44 | $9,715,684 | 2.09 |
| CT | 21 | $4,807,144 | 1.03 |
| DE | 4 | $534,016 | 0.11 |
| FL | 178 | $23,480,159 | 5.05 |
| GA | 84 | $12,462,935 | 2.68 |
| HI | 20 | $4,429,548 | 0.95 |
| ID | 9 | $1,413,848 | 0.30 |
| IL | 41 | $8,383,737 | 1.80 |
| IN | 25 | $2,331,237 | 0.50 |
| IA | 2 | $130,981 | 0.03 |
| KS | 25 | $3,062,156 | 0.66 |
| KY | 18 | $1,409,688 | 0.30 |
| LA | 38 | $4,341,237 | 0.93 |
| ME | 3 | $318,090 | 0.07 |
| MD | 50 | $9,480,292 | 2.04 |
| MA | 77 | $13,366,837 | 2.88 |
| MI | 179 | $20,443,719 | 4.40 |
| MN | 34 | $5,676,253 | 1.22 |

## Group 1 Mortgage Loans (Fixed and ARM)

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| MS | 6 | $461,812 | 0.10 |
| MO | 57 | $5,148,342 | 1.11 |
| MT | 2 | $198,100 | 0.04 |
| NE | 3 | $630,630 | 0.14 |
| NV | 32 | $5,035,242 | 1.08 |
| NH | 26 | $4,481,646 | 0.96 |
| NJ | 54 | $11,186,637 | 2.41 |
| NM | 6 | $819,929 | 0.18 |
| NY | 74 | $14,778,057 | 3.18 |
| NC | 15 | $1,941,754 | 0.42 |
| OH | 65 | $8,248,700 | 1.77 |
| OK | 20 | $1,579,677 | 0.34 |
| OR | 37 | $4,795,414 | 1.03 |
| PA | 57 | $6,167,460 | 1.33 |
| RI | 9 | $1,248,719 | 0.27 |
| SC | 7 | $902,002 | 0.19 |
| SD | 2 | $197,226 | 0.04 |
| TN | 60 | $7,611,187 | 1.64 |
| TX | 101 | $14,352,823 | 3.09 |
| UT | 34 | $6,566,782 | 1.41 |
| VT | 3 | $438,373 | 0.09 |
| VA | 49 | $9,345,421 | 2.01 |
| WA | 75 | $13,748,223 | 2.96 |
| WV | 2 | $105,705 | 0.02 |
| WI | 27 | $2,465,816 | 0.53 |
| WY | 2 | $130,852 | 0.03 |
| | 2,648 | $464,815,664 | 100.00 |

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 801 - 820 | 1 | $246,000 | 0.05 |
| 781 - 800 | 10 | $2,067,272 | 0.44 |
| 761 - 780 | 10 | $2,715,551 | 0.58 |
| 741 - 760 | 19 | $3,629,636 | 0.78 |
| 721 - 740 | 26 | $6,493,951 | 1.40 |
| 701 - 720 | 54 | $9,897,563 | 2.13 |
| 681 - 700 | 76 | $15,148,349 | 3.26 |

## Group 1 Mortgage Loans (Fixed and ARM)

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 661 - 680 | 139 | $25,831,740 | 5.56 |
| 641 - 660 | 269 | $48,823,777 | 10.50 |
| 621 - 640 | 382 | $63,911,459 | 13.75 |
| 601 - 620 | 434 | $80,480,102 | 17.31 |
| 581 - 600 | 412 | $76,490,766 | 16.46 |
| 561 - 580 | 321 | $54,355,758 | 11.69 |
| 541 - 560 | 268 | $43,438,871 | 9.35 |
| 521 - 540 | 150 | $21,416,757 | 4.61 |
| 501 - 520 | 67 | $8,458,494 | 1.82 |
| 500 or Less | 4 | $491,200 | 0.11 |
| NOT SCORED | 6 | $918,420 | 0.20 |
| | 2,648 | $464,815,664 | 100.00 |

### Property Type

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SFR | 2,117 | $360,332,475 | 77.52 |
| PUD | 311 | $68,987,166 | 14.84 |
| CONDO | 135 | $21,873,802 | 4.71 |
| 2 FAM | 47 | $8,837,059 | 1.90 |
| MANUF | 25 | $1,961,600 | 0.42 |
| HI CONDO | 4 | $1,397,500 | 0.30 |
| 3 FAM | 7 | $975,511 | 0.21 |
| 4 FAM | 2 | $450,550 | 0.10 |
| | 2,648 | $464,815,664 | 100.00 |

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| RFCO | 1,753 | $310,794,303 | 66.86 |
| PURCH | 632 | $106,795,595 | 22.98 |
| REFI | 263 | $47,225,766 | 10.16 |
| | 2,648 | $464,815,664 | 100.00 |

## Group 1 Mortgage Loans (Fixed and ARM)

### Occupancy

| Occupancy Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| OOC | 2,581 | $457,576,396 | 98.44 |
| NOO | 55 | $5,324,112 | 1.15 |
| 2ND HM | 12 | $1,915,157 | 0.41 |
| | 2,648 | $464,815,664 | 100.00 |

### Document Type

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FULL DOC | 2,212 | $371,732,724 | 79.97 |
| STATED | 407 | $87,410,023 | 18.81 |
| SIMPLE | 29 | $5,672,918 | 1.22 |
| | 2,648 | $464,815,664 | 100.00 |

### Gross Margin
### (Excludes 1,070 Fixed Rate Mortgages)

| Range of Gross Margins | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 0.000 | 1 | $60,400 | 0.02 |
| 0.001 - 1.000 | 1 | $248,000 | 0.08 |
| 4.001 - 5.000 | 31 | $6,824,925 | 2.32 |
| 5.001 - 6.000 | 595 | $127,410,759 | 43.36 |
| 6.001 - 7.000 | 586 | $107,320,310 | 36.53 |
| 7.001 - 8.000 | 249 | $39,597,158 | 13.48 |
| 8.001 - 9.000 | 58 | $7,107,974 | 2.42 |
| 9.001 - 10.000 | 32 | $3,128,668 | 1.06 |
| 10.001 - 11.000 | 15 | $1,495,651 | 0.51 |
| 11.001 - 12.000 | 8 | $511,828 | 0.17 |
| 12.001 - 13.000 | 2 | $105,650 | 0.04 |
| | 1,578 | $293,811,322 | 100.00 |

## Group 1 Mortgage Loans (Fixed and ARM)

### Next Rate Adjustment Date
### (Excludes 1,070 Fixed Rate Mortgages)

| Next Rate Adjustment Date | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 02/03 | 1 | $200,266 | 0.07 |
| 03/03 | 1 | $292,752 | 0.10 |
| 04/03 | 2 | $356,992 | 0.12 |
| 05/03 | 2 | $407,250 | 0.14 |
| 04/04 | 3 | $624,469 | 0.21 |
| 05/04 | 2 | $274,670 | 0.09 |
| 06/04 | 1 | $64,311 | 0.02 |
| 07/04 | 5 | $675,851 | 0.23 |
| 08/04 | 18 | $2,691,683 | 0.92 |
| 09/04 | 71 | $9,418,407 | 3.21 |
| 10/04 | 148 | $30,954,165 | 10.54 |
| 11/04 | 540 | $104,383,069 | 35.53 |
| 12/04 | 7 | $1,219,760 | 0.42 |
| 05/05 | 1 | $262,584 | 0.09 |
| 07/05 | 2 | $195,919 | 0.07 |
| 08/05 | 3 | $517,922 | 0.18 |
| 09/05 | 13 | $1,960,147 | 0.67 |
| 10/05 | 77 | $16,726,819 | 5.69 |
| 11/05 | 676 | $122,040,285 | 41.54 |
| 12/05 | 5 | $544,000 | 0.19 |
| | 1,578 | $293,811,322 | 100.00 |

### Range of Months to Roll
### (Excludes 1,070 Fixed Rate Mortgages)

| Month Number Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 0 - 6 | 6 | $1,257,260 | 0.43 |
| 13 - 18 | 5 | $899,140 | 0.31 |
| 19 - 24 | 790 | $149,407,246 | 50.85 |
| 25 - 31 | 1 | $262,584 | 0.09 |
| 32 - 37 | 776 | $141,985,092 | 48.33 |
| | 1,578 | $293,811,322 | 100.00 |

## Group 1 Mortgage Loans (Fixed and ARM)

| Range of Lifetime Rate Caps (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 11.001 - 11.500 | 2 | $372,302 | 0.13 |
| 11.501 - 12.000 | 6 | $1,271,427 | 0.43 |
| 12.001 - 12.500 | 19 | $4,598,327 | 1.57 |
| 12.501 - 13.000 | 51 | $12,583,924 | 4.28 |
| 13.001 - 13.500 | 97 | $23,915,029 | 8.14 |
| 13.501 - 14.000 | 304 | $72,373,126 | 24.63 |
| 14.001 - 14.500 | 265 | $55,564,061 | 18.91 |
| 14.501 - 15.000 | 263 | $45,390,077 | 15.45 |
| 15.001 - 15.500 | 197 | $32,420,812 | 11.03 |
| 15.501 - 16.000 | 147 | $21,261,684 | 7.24 |
| 16.001 - 16.500 | 74 | $10,075,774 | 3.43 |
| 16.501 - 17.000 | 64 | $7,062,250 | 2.40 |
| 17.000 - 17.500 | 36 | $3,119,617 | 1.06 |
| 17.501 - 18.000 | 20 | $1,522,822 | 0.52 |
| 18.001 - 18.500 | 13 | $936,457 | 0.32 |
| 18.501 - 19.000 | 11 | $786,927 | 0.27 |
| 19.001 - 19.500 | 4 | $251,906 | 0.09 |
| 19.501 - 20.000 | 2 | $126,500 | 0.04 |
| 20.001+ | 3 | $178,300 | 0.06 |
| | 1,578 | $293,811,322 | 100.00 |

## Initial Periodic Rate Cap
## (Excludes 1,070 Fixed Rate Mortgages)

| Initial Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 18 | $3,204,049 | 1.09 |
| 1.200 | 1 | $303,245 | 0.10 |
| 1.500 | 1,282 | $242,219,387 | 82.44 |
| 2.000 | 5 | $670,560 | 0.23 |
| 3.000 | 272 | $47,414,082 | 16.14 |
| | 1,578 | $293,811,322 | 100.00 |

## Group 1 Mortgage Loans (Fixed and ARM)

### Subsequent Periodic Rate Cap
### (Excludes 1,070 Fixed Rate Mortgages)

| Subsequent Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 233 | $40,229,380 | 13.69 |
| 1.500 | 1,340 | $252,495,686 | 85.94 |
| 2.000 | 1 | $305,743 | 0.10 |
| 3.000 | 4 | $780,513 | 0.27 |
| | 1,578 | $293,811,322 | 100.00 |

### Lifetime Rate Floor
### (Excludes 1,070 Fixed Rate Mortgages)

| Range of Lifetime Rate Floors (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 5.001 - 6.000 | 24 | $6,929,963 | 2.36 |
| 6.001 - 7.000 | 395 | $95,448,256 | 32.49 |
| 7.001 - 8.000 | 560 | $108,661,531 | 36.98 |
| 8.001 - 9.000 | 361 | $57,305,066 | 19.50 |
| 9.001 - 10.000 | 143 | $18,006,283 | 6.13 |
| 10.001 - 11.000 | 60 | $5,106,925 | 1.74 |
| 11.001 - 12.000 | 26 | $1,796,592 | 0.61 |
| 12.001 - 13.000 | 6 | $378,406 | 0.13 |
| 13.001 - 14.000 | 2 | $148,200 | 0.05 |
| 14.001 - 15.000 | 1 | $30,100 | 0.01 |
| | 1,578 | $293,811,322 | 100.00 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

| Summary of Loans in Statistic Calculation Pool (As of Calculation Date) | | Range | | |
|---|---|---|---|---|
| Total Number of Loans | 816 | | | |
| Total Outstanding Loan Balance | $184,675,541 | | | |
| Average Loan Balance | $226,318 | $9,955 | to | $750,000 |
| WA Mortgage Rate | 7.619% | 4.500% | to | 17.500% |
| Net WAC | 6.987% | 3.991% | to | 16.991% |
| ARM Characteristics | | | | |
| WA Gross Margin | 6.469% | 4.875% | to | 12.750% |
| WA Months to First Roll | 29 | 17 | to | 36 |
| WA First Periodic Cap | 1.753% | 1.000% | to | 3.000% |
| WA Subsequent Periodic Cap | 1.438% | 1.000% | to | 3.000% |
| WA Lifetime Cap | 14.483% | 12.250% | to | 21.375% |
| WA Lifetime Floor | 7.572% | 5.500% | to | 14.375% |
| WA Original Term (months) | 353 | 120 | to | 360 |
| WA Remaining Term (months) | 352 | 119 | to | 360 |
| WA LTV | 80.78% | 13.22% | to | 100.00% |
| WA FICO | 617 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 82.96% | | | |
| Percentage of Pool Secured by: 1st Liens | 97.03% | | | |
| Percentage of Pool Secured by: 2nd Liens | 2.97% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 47.60% | SFR: 74.32% | FULL DOC: 78.41% | RFCO: 58.26% | OOC: 99.13% | A: 71.71% | 0: 17.04% |
| MI: 5.06% | PUD: 20.80% | STATED: 19.91% | PURCH: 27.59% | NOO: 0.45% | A-: 12.94% | 12: 1.48% |
| FL: 4.08% | CONDO: 3.06% | SIMPLE: 1.68% | REFI: 14.15% | 2ND: 0.42% | B: 9.43% | 24: 31.94% |
| TX: 4.05% | MANUF: 1.06% | | | | C: 4.49% | 30: 0.34% |
| VA: 3.37% | 2 FAM: 0.47% | | | | C-: 1.18% | 36: 27.16% |
| | | | | | D: 0.24% | 60: 22.04% |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Loan Programs

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 2/28 LIBOR | 232 | $62,249,847 | 33.71 |
| 3/27 LIBOR | 215 | $56,883,429 | 30.80 |
| FIXED 15YR - CC | 1 | $81,264 | 0.04 |
| FIXED 15YR | 11 | $1,284,483 | 0.70 |
| FIXED 30YR - CC | 50 | $15,051,608 | 8.15 |
| FIXED 30YR | 158 | $43,062,771 | 23.32 |
| FIXED 10YR - 2nd | 7 | $137,689 | 0.07 |
| FIXED 15YR - 2nd | 94 | $3,384,586 | 1.83 |
| FIXED 20YR - 2nd | 8 | $479,698 | 0.26 |
| FIX30/15 BAL | 4 | $583,869 | 0.32 |
| FIX30/15 BAL - 2nd | 36 | $1,476,297 | 0.80 |
| | 816 | $184,675,541 | 100.00 |

### Principal Balances

| Range of Principal Balances ($) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| $ 0.01 to $25,000 | 54 | $1,035,770 | 0.56 |
| $ 25,000.01 to $50,000 | 102 | $3,769,328 | 2.04 |
| $ 50,000.01 to $75,000 | 91 | $5,723,972 | 3.10 |
| $ 75,000.01 to $100,000 | 47 | $4,022,076 | 2.18 |
| $100,000.01 to $150,000 | 66 | $8,081,128 | 4.38 |
| $150,000.01 to $200,000 | 43 | $7,468,350 | 4.04 |
| $200,000.01 to $250,000 | 14 | $3,215,384 | 1.74 |
| $250,000.01 to $300,000 | 11 | $2,921,267 | 1.58 |
| $300,000.01 to $350,000 | 153 | $49,618,342 | 26.87 |
| $350,000.01 to $400,000 | 123 | $46,169,834 | 25.00 |
| $400,000.01 to $450,000 | 55 | $23,491,217 | 12.72 |
| $450,000.01 to $500,000 | 39 | $18,887,075 | 10.23 |
| $500,000.01 to $550,000 | 9 | $4,741,951 | 2.57 |
| $550,000.01 to $600,000 | 4 | $2,251,051 | 1.22 |
| $600,000.01 to $650,000 | 4 | $2,528,795 | 1.37 |
| $700,000.01 to $750,000 | 1 | $750,000 | 0.41 |
| | 816 | $184,675,541 | 100.00 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Mortgage Rates

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 4.001 - 4.500 | 3 | $998,000 | 0.54 |
| 5.001 - 5.500 | 1 | $385,000 | 0.21 |
| 5.501 - 6.000 | 15 | $6,453,000 | 3.49 |
| 6.001 - 6.500 | 42 | $15,552,294 | 8.42 |
| 6.501 - 7.000 | 149 | $52,247,049 | 28.29 |
| 7.001 - 7.500 | 110 | $35,297,014 | 19.11 |
| 7.501 - 8.000 | 122 | $31,745,885 | 17.19 |
| 8.001 - 8.500 | 59 | $14,334,101 | 7.76 |
| 8.501 - 9.000 | 59 | $10,505,717 | 5.69 |
| 9.001 - 9.500 | 40 | $6,009,649 | 3.25 |
| 9.501 - 10.000 | 29 | $2,707,650 | 1.47 |
| 10.001 - 10.500 | 15 | $1,325,701 | 0.72 |
| 10.501 - 11.000 | 28 | $1,188,779 | 0.64 |
| 11.001 - 11.500 | 17 | $865,147 | 0.47 |
| 11.501 - 12.000 | 72 | $3,072,187 | 1.66 |
| 12.001 - 12.500 | 16 | $701,735 | 0.38 |
| 12.501 - 13.000 | 4 | $173,345 | 0.09 |
| 13.001 - 13.500 | 11 | $388,803 | 0.21 |
| 13.501 - 14.000 | 5 | $220,566 | 0.12 |
| 14.001 - 14.500 | 10 | $252,091 | 0.14 |
| 14.501 - 15.000 | 3 | $94,005 | 0.05 |
| 15.001 - 15.500 | 1 | $28,306 | 0.02 |
| 16.001 - 16.500 | 2 | $58,065 | 0.03 |
| 16.501 - 17.000 | 1 | $31,876 | 0.02 |
| 17.001 - 17.500 | 2 | $39,576 | 0.02 |
| | 816 | $184,675,541 | 100.00 |

### Months Remaining to Maturity

| Months Remaining to Maturity | Number of Loans | Principal Balance | % of Aggregate Principal Balance |
|---|---|---|---|
| 1 - 120 | 7 | $137,689 | 0.07 |
| 121 - 180 | 146 | $6,810,499 | 3.69 |
| 181 - 300 | 8 | $479,698 | 0.26 |
| 301 - 360 | 655 | $177,247,655 | 95.98 |
| | 816 | $184,675,541 | 100.00 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 50.00 or Less | 26 | $4,281,414 | 2.32 |
| 50.01-55.00 | 13 | $1,963,160 | 1.06 |
| 55.01-60.00 | 16 | $3,797,012 | 2.06 |
| 60.01-65.00 | 32 | $7,779,769 | 4.21 |
| 65.01-70.00 | 63 | $14,648,739 | 7.93 |
| 70.01-75.00 | 83 | $19,557,822 | 10.59 |
| 75.01-80.00 | 154 | $40,261,143 | 21.80 |
| 80.01-85.00 | 115 | $29,953,931 | 16.22 |
| 85.01-90.00 | 143 | $40,273,789 | 21.81 |
| 90.01-95.00 | 37 | $10,957,084 | 5.93 |
| 95.01-100.00 | 134 | $11,201,676 | 6.07 |
| | 816 | $184,675,541 | 100.00 |

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| AL | 6 | $1,088,609 | 0.59 |
| AZ | 12 | $1,578,115 | 0.85 |
| AR | 2 | $63,980 | 0.03 |
| CA | 280 | $87,897,954 | 47.60 |
| CO | 19 | $5,473,316 | 2.96 |
| CT | 6 | $2,001,502 | 1.08 |
| DE | 1 | $14,944 | 0.01 |
| FL | 53 | $7,536,135 | 4.08 |
| GA | 24 | $5,269,072 | 2.85 |
| HI | 3 | $184,100 | 0.10 |
| ID | 2 | $524,748 | 0.28 |
| IL | 11 | $4,241,254 | 2.30 |
| IN | 7 | $904,265 | 0.49 |
| KS | 3 | $430,209 | 0.23 |
| KY | 5 | $211,329 | 0.11 |
| LA | 6 | $1,363,281 | 0.74 |
| MD | 16 | $3,526,019 | 1.91 |
| MA | 17 | $3,072,554 | 1.66 |
| MI | 81 | $9,348,228 | 5.06 |
| MN | 6 | $1,536,354 | 0.83 |
| MS | 2 | $122,587 | 0.07 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| MO | 13 | $1,071,507 | 0.58 |
| NE | 1 | $498,630 | 0.27 |
| NV | 11 | $2,160,665 | 1.17 |
| NH | 6 | $1,458,200 | 0.79 |
| NJ | 22 | $5,784,526 | 3.13 |
| NM | 2 | $195,989 | 0.11 |
| NY | 20 | $4,938,742 | 2.67 |
| NC | 4 | $725,485 | 0.39 |
| OH | 20 | $3,079,115 | 1.67 |
| OK | 3 | $53,328 | 0.03 |
| OR | 12 | $1,541,947 | 0.83 |
| PA | 12 | $1,435,311 | 0.78 |
| RI | 1 | $328,500 | 0.18 |
| SC | 2 | $198,968 | 0.11 |
| SD | 2 | $197,226 | 0.11 |
| TN | 14 | $1,890,206 | 1.02 |
| TX | 36 | $7,487,682 | 4.05 |
| UT | 8 | $2,607,574 | 1.41 |
| VT | 1 | $38,123 | 0.02 |
| VA | 27 | $6,219,497 | 3.37 |
| WA | 18 | $4,888,364 | 2.65 |
| WV | 1 | $42,795 | 0.02 |
| WI | 16 | $1,313,750 | 0.71 |
| WY | 2 | $130,852 | 0.07 |
| | 816 | $184,675,541 | 100.00 |

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 781 - 800 | 8 | $1,607,772 | 0.87 |
| 761 - 780 | 6 | $1,833,490 | 0.99 |
| 741 - 760 | 5 | $1,264,152 | 0.68 |
| 721 - 740 | 11 | $3,171,124 | 1.72 |
| 701 - 720 | 18 | $3,835,641 | 2.08 |
| 681 - 700 | 25 | $6,356,915 | 3.44 |
| 661 - 680 | 55 | $11,717,219 | 6.34 |
| 641 - 660 | 90 | $20,756,749 | 11.24 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 621 - 640 | 133 | $26,420,469 | 14.31 |
| 601 - 620 | 134 | $35,059,181 | 18.98 |
| 581 - 600 | 108 | $28,354,061 | 15.35 |
| 561 - 580 | 93 | $21,610,499 | 11.70 |
| 541 - 560 | 71 | $14,411,573 | 7.80 |
| 521 - 540 | 38 | $5,635,356 | 3.05 |
| 501 - 520 | 14 | $1,677,919 | 0.91 |
| 500 or Less | 1 | $45,000 | 0.02 |
| NOT SCORED | 6 | $918,420 | 0.50 |
| | 816 | $184,675,541 | 100.00 |

### Property Type

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SFR | 615 | $137,250,164 | 74.32 |
| PUD | 140 | $38,417,463 | 20.80 |
| CONDO | 28 | $5,653,340 | 3.06 |
| MANUF | 25 | $1,961,600 | 1.06 |
| 2 FAM | 6 | $859,222 | 0.47 |
| HI CONDO | 1 | $468,750 | 0.25 |
| 3 FAM | 1 | $65,001 | 0.04 |
| | 816 | $184,675,541 | 100.00 |

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| RFCO | 431 | $107,588,550 | 58.26 |
| PURCH | 275 | $50,957,497 | 27.59 |
| REFI | 110 | $26,129,493 | 14.15 |
| | 816 | $184,675,541 | 100.00 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Occupancy

| Occupancy Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| OOC | 801 | $183,068,874 | 99.13 |
| NOO | 13 | $827,087 | 0.45 |
| 2ND HM | 2 | $779,580 | 0.42 |
| | 816 | $184,675,541 | 100.00 |

### Document Type

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FULL DOC | 689 | $144,797,469 | 78.41 |
| STATED | 114 | $36,777,757 | 19.91 |
| SIMPLE | 13 | $3,100,315 | 1.68 |
| | 816 | $184,675,541 | 100.00 |

### Gross Margin
### (Excludes 369 Fixed Rate Mortgages)

| Range of Gross Margins (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 4.001 - 5.000 | 8 | $2,873,006 | 2.41 |
| 5.001 - 6.000 | 164 | $55,605,140 | 46.67 |
| 6.001 - 7.000 | 135 | $38,695,903 | 32.48 |
| 7.001 - 8.000 | 49 | $12,147,328 | 10.20 |
| 8.001 - 9.000 | 34 | $4,570,102 | 3.84 |
| 9.001 - 10.000 | 32 | $3,128,668 | 2.63 |
| 10.001 - 11.000 | 15 | $1,495,651 | 1.26 |
| 11.001 - 12.000 | 8 | $511,828 | 0.43 |
| 12.001 - 13.000 | 2 | $105,650 | 0.09 |
| | 447 | $119,133,276 | 100.00 |

### Next Rate Adjustment Date
### (Excludes 369 Fixed Rate Mortgages)

| Next Rate Adjustment Date | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 04/04 | 1 | $193,590 | 0.16 |
| 08/04 | 8 | $1,369,167 | 1.15 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Next Rate Adjustment Date
### (Excludes 369 Fixed Rate Mortgages)

| Next Rate Adjustment Date | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 09/04 | 52 | $6,345,794 | 5.33 |
| 10/04 | 58 | $17,184,043 | 14.42 |
| 11/04 | 112 | $36,761,252 | 30.86 |
| 12/04 | 1 | $396,000 | 0.33 |
| 07/05 | 1 | $66,670 | 0.06 |
| 08/05 | 2 | $230,762 | 0.19 |
| 09/05 | 8 | $1,199,054 | 1.01 |
| 10/05 | 36 | $10,782,733 | 9.05 |
| 11/05 | 168 | $44,604,210 | 37.44 |
| | 447 | $119,133,276 | 100.00 |

### Range of Months to Roll
### (Excludes 369 Fixed Rate Mortgages)

| Month Number Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 13 - 18 | 1 | $193,590 | 0.16 |
| 19 - 24 | 231 | $62,056,257 | 52.09 |
| 32 - 37 | 215 | $56,883,429 | 47.75 |
| | 447 | $119,133,276 | 100.00 |

### Lifetime Rate Cap
### (Excludes 369 Fixed Rate Mortgages)

| Range of Lifetime Rate Caps (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 12.001 - 12.500 | 5 | $1,858,721 | 1.56 |
| 12.501 - 13.000 | 14 | $5,539,039 | 4.65 |
| 13.001 - 13.500 | 29 | $10,804,415 | 9.07 |
| 13.501 - 14.000 | 97 | $33,771,303 | 28.35 |
| 14.001 - 14.500 | 73 | $23,758,219 | 19.94 |
| 14.501 - 15.000 | 61 | $15,178,157 | 12.74 |
| 15.001 - 15.500 | 50 | $11,660,979 | 9.79 |
| 15.501 - 16.000 | 43 | $8,073,378 | 6.78 |
| 16.001 - 16.500 | 23 | $3,757,451 | 3.15 |
| 16.501 - 17.000 | 15 | $1,772,526 | 1.49 |
| 17.000 - 17.500 | 9 | $1,016,072 | 0.85 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

### Lifetime Rate Cap
### (Excludes 369 Fixed Rate Mortgages)

| Range of Lifetime Rate Caps (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 17.501 - 18.000 | 8 | $550,177 | 0.46 |
| 18.001 - 18.500 | 6 | $450,582 | 0.38 |
| 18.501 - 19.000 | 8 | $619,302 | 0.52 |
| 19.001 - 19.500 | 3 | $144,656 | 0.12 |
| 20.001+ | 3 | $178,300 | 0.15 |
| | 447 | $119,133,276 | 100.00 |

### Initial Periodic Rate Cap
### (Excludes 369 Fixed Rate Mortgages)

| Initial Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 4 | $858,580 | 0.72 |
| 1.200 | 1 | $303,245 | 0.25 |
| 1.500 | 336 | $97,223,059 | 81.61 |
| 2.000 | 3 | $508,649 | 0.43 |
| 3.000 | 103 | $20,239,743 | 16.99 |
| | 447 | $119,133,276 | 100.00 |

### Subsequent Periodic Rate Cap
### (Excludes 369 Fixed Rate Mortgages)

| Subsequent Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 89 | $16,037,938 | 13.46 |
| 1.500 | 356 | $102,488,203 | 86.03 |
| 2.000 | 1 | $305,743 | 0.26 |
| 3.000 | 1 | $301,392 | 0.25 |
| | 447 | $119,133,276 | 100.00 |

## Sub-Group 1-B Mortgage Loans (Conforming and Non-Conforming)

| Range of Lifetime Rate Floors (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 5.001 - 6.000 | 9 | $3,975,989 | 3.34 |
| 6.001 - 7.000 | 125 | $43,861,355 | 36.82 |
| 7.001 - 8.000 | 138 | $40,859,109 | 34.30 |
| 8.001 - 9.000 | 96 | $21,269,278 | 17.85 |
| 9.001 - 10.000 | 41 | $6,145,479 | 5.16 |
| 10.001 - 11.000 | 17 | $1,595,967 | 1.34 |
| 11.001 - 12.000 | 15 | $1,103,144 | 0.93 |
| 12.001 - 13.000 | 3 | $144,656 | 0.12 |
| 13.001 - 14.000 | 2 | $148,200 | 0.12 |
| 14.001 - 15.000 | 1 | $30,100 | 0.03 |
| | 447 | $119,133,276 | 100.00 |

## Group 2 Mortgage Loans (Fixed)

| **Summary of Loans in Statistic Calculation Pool** (As of Calculation Date) | | **Range** | | |
|---|---|---|---|---|
| Total Number of Loans | 1,151 | | | |
| Total Outstanding Loan Balance | $183,206,366 | | | |
| Average Loan Balance | $159,171 | $6,636 | to | $682,300 |
| WA Mortgage Rate | 7.689% | 4.375% | to | 16.375% |
| Net WAC | 6.839% | 3.866% | to | 15.866% |
| WA Original Term (months) | 341 | 120 | to | 360 |
| WA Remaining Term (months) | 341 | 117 | to | 360 |
| WA LTV | 76.42% | 5.50% | to | 100.00% |
| WA FICO | 617 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 79.99% | | | |
| Percentage of Pool Secured by: 1st Liens | 96.71% | | | |
| Percentage of Pool Secured by: 2nd Liens | 3.29% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 50.62% | SFR: 82.97% | FULL DOC: 79.30% | RFCO: 79.34% | OOC: 98.71% | A: 68.18% | 0: 20.01% |
| FL: 6.22% | PUD: 9.95% | STATED: 19.16% | PURCH: 11.20% | NOO: 0.94% | A-: 16.03% | 12: 1.32% |
| NY: 3.75% | CONDO: 3.95% | SIMPLE: 1.55% | REFI: 9.46% | 2ND: 0.35% | B: 10.11% | 15: 0.03% |
| MA: 3.33% | 2 FAM: 2.09% | | | | C: 3.89% | 24: 7.31% |
| WA: 2.78% | MANUF: 0.59% | | | | C-: 1.73% | 36: 12.73% |
| | | | | | D: 0.07% | 60: 58.61% |

## Group 2 Mortgage Loans (Fixed)

### Loan Programs

| Loan Programs | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FIXED 15YR - CC | 18 | $1,901,930 | 1.04 |
| FIXED 15YR | 68 | $7,116,986 | 3.88 |
| FIXED 20YR | 8 | $693,118 | 0.38 |
| FIXED 30YR - CC | 216 | $39,843,455 | 21.75 |
| FIXED 30YR | 658 | $123,891,744 | 67.62 |
| FIXED 10YR - 2nd | 5 | $116,304 | 0.06 |
| FIXED 15YR - 2nd | 114 | $4,098,106 | 2.24 |
| FIXED 20YR - 2nd | 8 | $351,580 | 0.19 |
| FIX30/15 BAL | 22 | $3,725,184 | 2.03 |
| FIX30/15 BAL - 2nd | 34 | $1,467,960 | 0.80 |
| | 1,151 | $183,206,366 | 100.00 |

### Principal Balances

| Range of Principal Balances ($) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| $ 0.01 to $25,000 | 61 | $1,140,098 | 0.62 |
| $ 25,000.01 to $50,000 | 109 | $3,970,534 | 2.17 |
| $ 50,000.01 to $75,000 | 120 | $7,593,532 | 4.14 |
| $ 75,000.01 to $100,000 | 127 | $11,118,081 | 6.07 |
| $100,000.01 to $150,000 | 217 | $26,382,375 | 14.40 |
| $150,000.01 to $200,000 | 196 | $34,301,843 | 18.72 |
| $200,000.01 to $250,000 | 108 | $24,065,203 | 13.14 |
| $250,000.01 to $300,000 | 71 | $19,501,102 | 10.64 |
| $300,000.01 to $350,000 | 59 | $19,113,382 | 10.43 |
| $350,000.01 to $400,000 | 38 | $14,315,298 | 7.81 |
| $400,000.01 to $450,000 | 17 | $7,174,711 | 3.92 |
| $450,000.01 to $500,000 | 16 | $7,733,146 | 4.22 |
| $500,000.01 to $550,000 | 5 | $2,613,627 | 1.43 |
| $550,000.01 to $600,000 | 4 | $2,251,548 | 1.23 |
| $600,000.01 to $650,000 | 2 | $1,249,588 | 0.68 |
| $650,000.01 to $700,000 | 1 | $682,300 | 0.37 |
| | 1,151 | $183,206,366 | 100.00 |

## Group 2 Mortgage Loans (Fixed)

### Mortgage Rates

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 4.001 - 4.500 | 5 | $1,502,500 | 0.82 |
| 4.501 - 5.000 | 1 | $263,625 | 0.14 |
| 5.001 - 5.500 | 5 | $1,476,567 | 0.81 |
| 5.501 - 6.000 | 17 | $4,026,494 | 2.20 |
| 6.001 - 6.500 | 62 | $16,240,932 | 8.86 |
| 6.501 - 7.000 | 156 | $36,691,073 | 20.03 |
| 7.001 - 7.500 | 152 | $29,855,537 | 16.30 |
| 7.501 - 8.000 | 283 | $52,697,861 | 28.76 |
| 8.001 - 8.500 | 120 | $15,444,987 | 8.43 |
| 8.501 - 9.000 | 86 | $10,440,180 | 5.70 |
| 9.001 - 9.500 | 38 | $4,012,597 | 2.19 |
| 9.501 - 10.000 | 34 | $2,672,215 | 1.46 |
| 10.001 - 10.500 | 18 | $1,077,325 | 0.59 |
| 10.501 - 11.000 | 18 | $795,305 | 0.43 |
| 11.001 - 11.500 | 22 | $907,620 | 0.50 |
| 11.501 - 12.000 | 90 | $3,357,701 | 1.83 |
| 12.001 - 12.500 | 7 | $317,214 | 0.17 |
| 12.501 - 13.000 | 12 | $485,321 | 0.26 |
| 13.001 - 13.500 | 7 | $288,253 | 0.16 |
| 13.501 - 14.000 | 3 | $78,964 | 0.04 |
| 14.001 - 14.500 | 4 | $140,209 | 0.08 |
| 14.501 - 15.000 | 4 | $146,260 | 0.08 |
| 15.001 - 15.500 | 6 | $232,624 | 0.13 |
| 16.001 - 16.500 | 1 | $55,000 | 0.03 |
| | 1,151 | $183,206,366 | 100.00 |

### Months Remaining to Maturity

| Months Remaining to Maturity | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1 - 120 | 5 | $116,304 | 0.06 |
| 121 - 180 | 256 | $18,310,165 | 9.99 |
| 181 - 300 | 16 | $1,044,699 | 0.57 |
| 301 - 360 | 874 | $163,735,199 | 89.37 |
| | 1,151 | $183,206,366 | 100.00 |

## Group 2 Mortgage Loans (Fixed)

### Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 50.00 or Less | 80 | $9,768,903 | 5.33 |
| 50.01-55.00 | 25 | $5,011,334 | 2.74 |
| 55.01-60.00 | 35 | $7,290,313 | 3.98 |
| 60.01-65.00 | 50 | $8,979,821 | 4.90 |
| 65.01-70.00 | 95 | $17,148,983 | 9.36 |
| 70.01-75.00 | 129 | $24,581,507 | 13.42 |
| 75.01-80.00 | 232 | $39,882,533 | 21.77 |
| 80.01-85.00 | 166 | $29,824,592 | 16.28 |
| 85.01-90.00 | 186 | $30,114,398 | 16.44 |
| 90.01-95.00 | 37 | $5,568,577 | 3.04 |
| 95.01-100.00 | 116 | $5,035,405 | 2.75 |
| | 1,151 | $183,206,366 | 100.00 |

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| AL | 7 | $610,127 | 0.33 |
| AZ | 14 | $1,842,282 | 1.01 |
| AR | 3 | $350,203 | 0.19 |
| CA | 429 | $92,741,332 | 50.62 |
| CO | 20 | $3,471,642 | 1.89 |
| CT | 8 | $1,554,873 | 0.85 |
| DE | 2 | $110,380 | 0.06 |
| FL | 107 | $11,391,035 | 6.22 |
| GA | 32 | $3,536,387 | 1.93 |
| HI | 7 | $1,163,100 | 0.63 |
| ID | 7 | $668,625 | 0.36 |
| IL | 8 | $1,322,304 | 0.72 |
| IN | 12 | $1,076,585 | 0.59 |
| IA | 2 | $263,100 | 0.14 |
| KS | 4 | $149,648 | 0.08 |
| KY | 10 | $746,765 | 0.41 |
| LA | 16 | $1,891,050 | 1.03 |
| ME | 6 | $335,822 | 0.18 |
| MD | 19 | $1,964,708 | 1.07 |
| MA | 37 | $6,105,901 | 3.33 |

## Group 2 Mortgage Loans (Fixed)

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| MI | 31 | $4,210,844 | 2.30 |
| MN | 5 | $1,314,951 | 0.72 |
| MS | 3 | $259,661 | 0.14 |
| MO | 24 | $1,842,300 | 1.01 |
| MT | 3 | $203,235 | 0.11 |
| NV | 16 | $2,498,420 | 1.36 |
| NH | 6 | $847,732 | 0.46 |
| NJ | 19 | $3,582,783 | 1.96 |
| NM | 6 | $1,000,365 | 0.55 |
| NY | 39 | $6,866,276 | 3.75 |
| NC | 14 | $1,805,554 | 0.99 |
| OH | 32 | $2,602,307 | 1.42 |
| OK | 14 | $1,248,450 | 0.68 |
| OR | 10 | $1,580,467 | 0.86 |
| PA | 20 | $2,789,692 | 1.52 |
| RI | 7 | $1,078,333 | 0.59 |
| SC | 8 | $790,735 | 0.43 |
| SD | 1 | $190,000 | 0.10 |
| TN | 24 | $2,141,484 | 1.17 |
| TX | 36 | $3,970,219 | 2.17 |
| UT | 13 | $1,719,882 | 0.94 |
| VA | 28 | $3,540,211 | 1.93 |
| WA | 33 | $5,094,486 | 2.78 |
| WV | 1 | $185,000 | 0.10 |
| WI | 7 | $437,111 | 0.24 |
| WY | 1 | $110,000 | 0.06 |
| | 1,151 | $183,206,366 | 100.00 |

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 781 - 800 | 5 | $1,238,132 | 0.68 |
| 761 - 780 | 3 | $529,260 | 0.29 |
| 741 - 760 | 11 | $1,740,785 | 0.95 |
| 721 - 740 | 12 | $3,101,001 | 1.69 |
| 701 - 720 | 19 | $3,433,547 | 1.87 |

## Group 2 Mortgage Loans (Fixed)

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 681 - 700 | 36 | $6,732,167 | 3.67 |
| 661 - 680 | 73 | $12,860,270 | 7.02 |
| 641 - 660 | 144 | $21,080,435 | 11.51 |
| 621 - 640 | 204 | $30,913,093 | 16.87 |
| 601 - 620 | 191 | $31,689,380 | 17.30 |
| 581 - 600 | 184 | $28,547,586 | 15.58 |
| 561 - 580 | 154 | $24,099,989 | 13.15 |
| 541 - 560 | 60 | $9,092,152 | 4.96 |
| 521 - 540 | 27 | $4,685,394 | 2.56 |
| 501 - 520 | 24 | $2,819,699 | 1.54 |
| 500 or Less | 3 | $603,476 | 0.33 |
| NOT SCORED | 1 | $40,000 | 0.02 |
| | 1,151 | $183,206,366 | 100.00 |

### Property Type

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SFR | 963 | $152,010,144 | 82.97 |
| PUD | 98 | $18,225,075 | 9.95 |
| CONDO | 48 | $7,235,440 | 3.95 |
| 2 FAM | 24 | $3,837,295 | 2.09 |
| MANUF | 13 | $1,078,263 | 0.59 |
| 3 FAM | 2 | $497,000 | 0.27 |
| 4 FAM | 1 | $175,000 | 0.10 |
| HI CONDO | 2 | $148,150 | 0.08 |
| | 1,151 | $183,206,366 | 100.00 |

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| RFCO | 818 | $145,355,651 | 79.34 |
| PURCH | 224 | $20,514,093 | 11.20 |

## Group 2 Mortgage Loans (Fixed)

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| REFI | 109 | $17,336,622 | 9.46 |
| | 1,151 | $183,206,366 | 100.00 |

### Occupancy

| Occupancy Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| OOC | 1,128 | $180,840,462 | 98.71 |
| NOO | 19 | $1,721,005 | 0.94 |
| 2ND HM | 4 | $644,899 | 0.35 |
| | 1,151 | $183,206,366 | 100.00 |

### Document Type

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FULL DOC | 954 | $145,275,604 | 79.30 |
| STATED | 180 | $35,099,526 | 19.16 |
| SIMPLE | 17 | $2,831,236 | 1.55 |
| | 1,151 | $183,206,366 | 100.00 |